UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of July, 2007
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Quarterly Report for the second quarter ending June 30, 2007 and Unaudited Consolidated Financial Statements dated June 30, 2007
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2007	Cameco Corporation By:
“Gary M.S. Chad”
Gary M.S. Chad, Q.C.
Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary

Listed	Share Symbol	website address: cameco.com
TSX NYSE	CCO CCJ
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Reports Record Quarterly Revenue and Earnings
Saskatoon, Saskatchewan, Canada, July 30, 2007
Cameco Corporation today reported record net earnings in the second quarter of 2007 due to higher realized prices and deliveries in the uranium business, offset somewhat by decreased electricity profits due to lower generation resulting from planned and unplanned outages.
“Cameco achieved the highest quarterly revenue and earnings ever recorded in the company’s history reflecting the company’s core strength in the uranium business,” said Jerry Grandey, Cameco’s president and CEO. “We will continue to build on this strong financial performance in the future.”
All numbers in this release are in Canadian dollars, unless otherwise stated. For a more detailed discussion of our financial results, see the management’s discussion and analysis (MD&A) following this news release.
Second Quarter 2007

	Three Months Ended
Financial Highlights	June 30
($ millions except per share amounts)	2007	2006	Change %
Revenue	725	417	74
Earnings from operations	256	91	181
Cash provided by operations [1]	155	40	288
Net earnings	205	150	37
Earnings per share (EPS) – basic ($)	0.58	0.43	35
EPS – diluted ($)	0.55	0.40	38
Adjusted net earnings [2]	205	77	166
EPS – adjusted and diluted ($) [2]	0.55	0.21	162

[1]	After working capital changes.

[2]	Net earnings for the three- and six-month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.

For the three months ended June 30, 2007, our net earnings were $205 million ($0.55 per share diluted), $128 million higher than the adjusted net earnings of $77 million ($0.21 per share adjusted and diluted) recorded in the second quarter of 2006. The increase was due to higher earnings in the uranium business driven by significant increases in the realized selling price and deliveries. Results from the fuel services and gold businesses were similar to the second quarter of 2006 while profits from the electricity business declined due to lower generation.
Earnings from operations increased to $256 million in the second quarter of 2007, from $91 million in the second quarter of 2006. The aggregate gross profit margin rose to 43% from 31% in 2006.
Record quarterly revenue of $725 million in the second quarter of 2007 was 77% higher than in the first quarter. Our realized selling price for uranium reached an all-time-high and contributed significantly to the reported revenue.
Cash from operations in the second quarter was $155 million compared to $40 million in the second quarter of 2006. The increase of $115 million was related to the higher realized prices in the uranium business, partially offset by increased working capital requirements related mainly to an increase in receivables in the second quarter of 2007.
In our uranium business, revenue increased by $317 million to $458 million due to a 61% increase in the realized selling price and a 100% increase in reported sales volumes.
The increase in the average realized price for the second quarter of 2007 was the result of higher prices under market-related contracts due to a higher uranium spot price, which averaged $125.83 (US) per pound compared to $43.42 (US) in the same quarter of 2006.
“Cameco’s balanced uranium contract portfolio will continue to generate higher realized prices for our uranium business for many years even with volatile uranium prices,” said Grandey. “With this solid foundation, we expect to continue to demonstrate increasing financial strength, allowing us to reinvest in our core assets and profitably grow the company.”
As previously disclosed, Cameco terminated two of three standby product loan agreements in April of 2007. As a result, the second quarter results include recognition of previously deferred revenue totalling $39 million and the associated costs of sales on 2.6 million pounds of U3O8. Cameco is now able to borrow up to 2.6 million pounds U3O8 equivalent (or 1.0 million kgU as UF6) under the remaining agreement.
In early July, Cameco announced that the startup of Cigar Lake production could be delayed from 2010 to 2011. The potential change in startup is due to Cameco considering a more conservative approach to remediation and the delay in completion of phase two of the remediation plan. In order to keep our stakeholders informed on the progress of our remediation activities, Cameco has committed to regular progress updates and will therefore provide an update on September 19, 2007.

For fuel services, revenue was $64 million, an increase of $7 million compared to the same period in 2006.
Cameco’s pre-tax earnings from Bruce Power Limited Partnership (BPLP) amounted to $31 million during the second quarter compared to $38 million over the same period in 2006. This decrease in 2007 was due to lower generation and higher operating costs related to planned and forced outages in the quarter.
For gold, revenue decreased by $4 million to $117 million compared to the second quarter of 2006. The decline in revenue was due to lower production, which offset the benefit of a higher realized gold price.
Year to Date 2007

	Six Months Ended
Financial Highlights	June 30
($ millions except per share amounts)	2007	2006	Change %
Revenue	1,135	959	18
Earnings from operations	304	229	33
Cash provided by operations [1]	294	326	(10)
Net earnings	263	263	0
Earnings per share (EPS) – basic ($)	0.75	0.75	0
EPS – diluted ($)	0.71	0.71	0
Adjusted net earnings [2]	263	190	38
EPS – adjusted and diluted [2]	0.71	0.52	37

[1]	After working capital changes.

[2]	Net earnings for the three- and six-month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
For the six months ended June 30, 2007, our net earnings were $263 million ($0.71 per share diluted), $73 million higher than the adjusted net earnings of $190 million ($0.52 per share adjusted and diluted) recorded in 2006. The increase was due to higher earnings in the uranium business resulting from a significant increase in the realized selling price driven by the rise in the spot price of uranium, partially offset by the recognition of $19 million in remediation expenses for Cigar Lake. Profits from the electricity and gold businesses were lower than in 2006 due to lower generation and production respectively.
In the first six months of 2007, we generated $294 million in cash from operations compared to $326 million in the first half of 2006. The decrease of $32 million was related to increased working capital requirements related mainly to a reduction in payables in 2007, which more than offset the benefit of the higher revenues.

At June 30, 2007, our consolidated net debt to capitalization ratio was 10%, compared to 12% at the end of 2006.
Outlook for Third Quarter 2007
We expect consolidated revenue for the third quarter of 2007 to be about 10% higher than in the second quarter. This is primarily due to anticipated higher sales prices for uranium and electricity. Reported sales volumes for uranium are projected to decline relative to the second quarter due to normal variability.
Projections for the quarter assume no major changes in the ability of Cameco’s business units to supply product and services and no significant changes in our current estimates for price and volume.
Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 40% over 2006 due largely to higher revenue from the uranium business.
In the uranium business, we now expect our reported revenues to be about 75% higher than in 2006, due to stronger realized prices under our contracts relative to 2006.
We anticipate that revenue from the fuel services business will be nearly 5% higher than in 2006 due to an anticipated increase in the average realized selling price. Reported sales volumes are expected to be about 5% lower than in 2006.
At Port Hope, full production of UF6 will likely be suspended for a minimum of two months until Cameco has determined the source of the previously disclosed uranium and chemicals found under the UF6 plant and we have developed appropriate remediation plans. We will provide a revised conversion production forecast once this work has been completed. Uranium dioxide (UO2) conversion and other activities at the site are not affected.
BPLP revenues in 2007 are projected to be about 7% higher than in 2006 due to higher expected realized prices. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
In 2007, Centerra’s gold production (100% basis) is now expected to total between 550,000 and 560,000 ounces compared to Centerra’s earlier forecast of 700,000 to 720,000 ounces. The reduction is due to an expected production decrease at the Kumtor mine to 300,000 ounces from 450,000 ounces, due to the decision to change the angles of the pitwall. Centerra’s gold production from its two mines totalled 587,000 ounces in 2006. Gold revenue is expected to be similar to 2006 primarily due to higher expected realized gold prices.

The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $120 (US) per pound, reflecting the Ux Consulting spot price at July 23, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no further disruption of supply from our facilities,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.05.
For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our effective tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
Statements contained in this news release, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in the MD&A that follows this news release.
Quarterly Dividend Notice
Cameco announced today that the company’s board of directors approved a quarterly dividend of $0.05 per share on the outstanding common shares of the corporation and is declared payable on October 15, 2007, to shareholders of record at the close of business on September 28, 2007.
Amendment To Employee Stock Option Program
On July 27, 2007, the Board of Directors approved an amendment to the company’s stock option program that allows eligible option holders to elect cash settlement upon exercise of the option. Settling options in cash reduces the need to issue shares and permits Cameco to apply a portion of its future free cash flows to, in effect, repurchase shares that would otherwise have been issued, thereby mitigating the dilution of shareholders’ interests. In addition, payments made to employees under the cash settlement alternative are deductible for tax purposes.
With the introduction of the cash settlement feature, we are required to classify the stock options as liabilities rather than as equity. As a result, we will record a charge of approximately $103 million in the third quarter and a corresponding $39 million recovery of future income taxes. The foregoing values are based on a share price of $43.00, which was the closing price on the Toronto Stock Exchange on July 27, 2007. Going forward, the liability for the outstanding stock options subject to cash settlement will be remeasured using the company’s share price at the balance sheet date. As of July 27, 2007, there were 6.7 million stock options outstanding, of which 3.8 million were vested.

Conference Call
Cameco invites you to join its second quarter conference call on Monday, July 30, 2007 at 3:00 p.m. Eastern time (1:00 p.m. Saskatoon time).
The call will be open to all investors and the media. To join the conference on Monday, July 30, please dial (416) 340-8010 or (866) 540-8136 (Canada and US). A live audio feed of the call will be available on our website at cameco.com. See the link on the home page on the day of the call.
A recorded version of the proceedings will be available:
•	on our website, cameco.com, shortly after the call, and
•	on post view until midnight, Eastern time, Monday, August 13, 2007, by calling (416) 695-5800 or (800) 408-3053 (passcode 3227120 #).
Additional Information
Additional information on Cameco, including its annual information form, is available on SEDAR at sedar.com and the company’s website at cameco.com.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer, a significant supplier of conversion services and one of two Candu fuel manufacturers in Canada. The company’s competitive position is based on its controlling ownership of the world’s largest high-grade reserves and low-cost operations. Cameco’s uranium products are used to generate clean electricity in nuclear power plants around the world, including Ontario where the company is a partner in North America’s largest nuclear electricity generating facility. The company also explores for uranium in North America and Australia, and holds a majority interest in a mid-tier gold company. Cameco’s shares trade on the Toronto and New York stock exchanges.
- End -

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316

Second Quarter Management’s Discussion and Analysis
The following discussion of the financial condition and operating results of Cameco Corporation should be read in conjunction with the unaudited consolidated financial statements and notes for the period ended June 30, 2007, as well as the audited consolidated financial statements for the company for the year ended December 31, 2006 and management’s discussion and analysis (MD&A) of the audited financial statements, both of which are included in the 2006 annual financial review. The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The 2006 annual financial review is available on the company’s website at cameco.com.
Statements contained in this MD&A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. For more detail on these factors, see the section titled “Caution Regarding Forward-Looking Information” in this MD&A and the section titled “Risks and Risk Management” in the company’s 2006 Annual Financial Review.

Note: All dollar amounts are expressed in Canadian dollars unless otherwise stated.

	Three months ended		Six months ended
	June 30		June 30		Change
Financial Highlights	2007	2006	2007	2006	%
Revenue ($ millions)	725	417	1,135	959	18
Earnings from operations ($ millions)	256	91	304	229	33
Cash provided by operations [1] ($ millions)	155	40	294	326	(10)
Net earnings ($ millions)	205	150	263	263	0
Earnings per share (EPS) – basic ($)	0.58	0.43	0.75	0.75	0
EPS – diluted ($)	0.55	0.40	0.71	0.71	0
Adjusted net earnings ($ millions) [2]	205	77	263	190	38
EPS — adjusted and diluted ($)[2]	0.55	0.21	0.71	0.52	37
Average uranium (U3O8) spot price ($US/lb U3O8)	125.83	43.42	105.42	41.19	156
Average realized uranium price
• $US/lb U3O8	34.69	20.21	30.87	19.91	55
• $Cdn/lb U3O8	40.11	24.89	36.10	23.95	51
Average realized electricity price ($/MWh)	48	48	51	49	4
Average Ontario electricity spot price per megawatt hour ($/MWh)	43	45	48	48	0
Average realized gold price ($US/ounce)	667	632	657	587	12
Average spot market gold price ($US/ounce)	668	610	659	591	12

[1]	After working capital changes.

[2]	Net earnings for the three- and six-month periods ended June 30, 2006 have been adjusted to exclude a $73 million ($0.19 per share diluted) recovery of future income taxes related to reductions in federal and provincial income tax rates. Adjusted net earnings is a non-GAAP measure used to provide a representative comparison of the financial results.
FINANCIAL RESULTS
Consolidated Earnings
Second Quarter
In the second quarter of 2006, Cameco recorded a non-cash recovery of $73 million ($0.19 per share diluted) of future income taxes related to reductions in federal and provincial income tax rates. Consolidated net earnings for the second quarter and first half of 2006 in the following discussion are adjusted to exclude these items in order to provide a more meaningful basis for period-to-period comparisons of the financial results. A non-GAAP measure, adjusted net earnings should be considered as supplemental in nature and not a substitute for related financial information prepared in accordance with GAAP.
For the three months ended June 30, 2007, our net earnings were $205 million ($0.55 per share diluted), $128 million higher than the adjusted net earnings of $77 million ($0.21 per share adjusted and diluted) recorded in the second quarter of 2006. The increase was due to higher earnings in the uranium business driven by significant increases in the realized selling price and deliveries. Results from the fuel services and gold businesses were similar to the second quarter of 2006 while profits from the electricity business declined due to lower generation. Our reported revenues and earnings for the three months ended June 30, 2007 represent a company record for quarterly financial performance. For details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the second quarter of 2007, our total costs for administration, exploration, interest and other were $46 million, an increase of $8 million compared to the same period of 2006. Administration costs were $6 million higher due primarily to increased stock-based compensation expenses stemming from the increase in the company’s share price in the second quarter. Exploration expenditures were $3 million higher, at $15 million, with uranium exploration expenditures up $4 million to $10 million (focused in Saskatchewan, Australia and Nunavut). Gold exploration expenditures at Centerra Gold Inc. (Cameco’s 53% owned subsidiary) were $1 million lower compared to the second quarter of 2006.
In the second quarter of 2007, our effective tax rate rose to 15% from the 9% reported in the second quarter of 2006 due to the distribution of our taxable income between Canada and other countries. In the second quarter of 2007, a higher proportion of income was earned in Canada, where tax rates are higher than those of the other jurisdictions. For more information about income taxes, refer to note 11 of the unaudited consolidated financial statements dated June 30, 2007.
In March 2007, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 0.5% reduction in the general corporate income tax rate. The federal tax rate will decline in 2011 to 18.5% from 19%. This legislation was substantively enacted in June 2007.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $3 million ($0.01 per share diluted) in the second quarter of 2007.
Earnings from operations increased to $256 million in the second quarter of 2007, from $91 million in the second quarter of 2006. The aggregate gross profit margin rose to 43% from 31% in 2006.

Year to Date
For the six months ended June 30, 2007, our net earnings were $263 million ($0.71 per share diluted), $73 million higher than the adjusted net earnings of $190 million ($0.52 per share adjusted and diluted) recorded in 2006. The increase was due to higher earnings in the uranium business resulting from a significant increase in the realized selling price driven by the rise in the spot price of uranium, partially offset by the recognition of $19 million in remediation expenses for Cigar Lake. Profits from the electricity and gold businesses were lower than in 2006 due to lower generation and production. For details on the uranium, fuel services, electricity and gold businesses, see “Business Segment Results” later in this report.
In the first six months of 2007, our total costs for administration, exploration, interest and other were $98 million, an increase of $8 million compared to the same period of 2006. Administration costs were $5 million higher due to increased costs for systems enhancements and costs to maintain the workforce. Exploration expenditures were $5 million higher, at $30 million, with uranium exploration expenditures up $7 million to $19 million. Gold exploration expenditures at Centerra were $2 million lower compared to 2006.
In the first half of 2007, our effective tax rate declined slightly to 8% from the 9% reported in the first half of 2006 due to the distribution of our taxable income between Canada and other countries. In the first six months of 2007, a lower proportion of income was earned in Canada. Since Canadian tax rates are higher than those of the other jurisdictions, the net result was a decline in our effective tax rate. For more information about income taxes, refer to note 11 of the unaudited consolidated financial statements for the period ended June 30, 2007.
Earnings from operations increased to $304 million in 2007, from $229 million in the second quarter of 2006. The aggregate gross profit margin rose to 37% from 33% in 2006.
Quarterly Financial Results ($ millions except per share amounts)

Highlights	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	725	409	512	360	417	542	522	287
Net earnings	205	59	40	73	150	112	83	79
EPS – basic ($)	0.58	0.17	0.11	0.21	0.43	0.32	0.24	0.23
EPS – diluted ($)	0.55	0.16	0.11	0.20	0.40	0.30	0.23	0.22
EPS – adjusted & diluted ($)	0.55	0.16	0.11	0.12	0.21	0.30	0.21	0.22
Cash from operations	155	139	13	79	40	286	91	148
Record quarterly revenue of $725 million in the second quarter of 2007 was 77% higher than in the first quarter. Revenue in the uranium and fuel services businesses is driven by timing of customer requirements, which tends to be highest in the fourth quarter of each year. However, in 2007, reported sales are more heavily weighted in the second quarter of the year. In addition, our realized selling price for uranium reached an all-time-high and contributed significantly to the reported revenue.
Cash from operations tends to fluctuate largely due to the timing of deliveries and product purchases in the uranium and fuel services businesses.
Cash Flow
In the second quarter of 2007, we generated $155 million in cash from operations compared to $40 million in the second quarter of 2006. The increase of $115 million was related to the higher realized prices in the uranium business, partially offset by increased working capital requirements related mainly to an increase in receivables in the second quarter of 2007.
In the first six months of 2007, we generated $294 million in cash from operations compared to $326 million in the first half of 2006. The decrease of $32 million was related to increased working capital requirements related mainly to a reduction in payables in 2007, which more than offset the benefit of the higher revenues.
Balance Sheet
At June 30, 2007, our total long-term debt was $695 million, representing a decrease of $10 million compared to December 31, 2006. Included in the June 30, 2007 balance sheet was $196 million, which represents our proportionate share of Bruce Power Limited Partnership’s (BPLP’s) capital lease obligation. At June 30, 2007, our consolidated net debt to capitalization ratio was 10%, compared to 12% at the end of 2006.
Over the first six months of 2007, our product inventories increased by $17 million compared to December 31, 2006, due primarily to increased levels of UF6 inventory. Production and purchases of UF6 exceeded our sales in the first half of 2007.
At June 30, 2007, our consolidated cash balance totalled $369 million, with Centerra holding $147 million of this amount.
Cameco has a number of consolidated or equity-accounted investments in publicly traded entities. The following table illustrates the book and market values for our more significant holdings.

	Book Value	Market Value[1]
Investment ($ millions)	June 30/07	June 30/07	Dec. 31/06

Centerra Gold Inc.	$457	$1,202	$1,504
UEX Corporation	17	291	220
UNOR Inc.	8	8	14

Total	$482	$1,501	$1,738

[1]	Market value is calculated as the number of shares outstanding multiplied by the closing share price as quoted on the TSX on June 30, 2007 and December 31, 2006.

Foreign Exchange Update
Cameco sells most of its uranium and fuel services in US dollars, while most of its production of uranium and fuel services are in Canada. As a result, these revenues are denominated mostly in US dollars, while production costs are denominated primarily in Canadian dollars.
We attempt to provide some protection against exchange rate fluctuations by planned hedging activity designed to smooth volatility. Hedging activities partly shelter our uranium and fuel services revenues against declines in the US dollar in the shorter term. Our strategy is to hedge net exposure based on a declining range over a rolling 60-month period. For the 0 to 12 month period, the target is to hedge 45% to 100% of net exposure. This range declines over each subsequent period to where, in the final 12-month period, between 48 and 60 months, the target range is 0% to 10%.
Cameco also has a natural hedge against US currency fluctuations, as a portion of its annual cash outlays, including purchases of uranium and fuel services, is denominated in US dollars. The influence on earnings from purchased material in inventory is likely to be dispersed over several fiscal periods and is more difficult to identify.
At each balance sheet date, Cameco calculates the mark-to-market value of all foreign exchange contracts with that value representing the gain or loss that would have occurred if the contracts had been closed at that point in time. We account for foreign exchange contracts that meet certain defined criteria (specified by GAAP) using hedge accounting. Under hedge accounting, mark-to-market gains or losses are included in earnings only at the point in time that the contract is designated for use. At June 30, 2007, the mark-to-market gain on all foreign exchange contracts was $84 million compared to an $18 million loss at March 31, 2007. Of the $84 million mark-to-market gain, a $93 million gain relates to the fair market value of the spot price of the contracts that qualify for hedge accounting and a $9 million loss relates to the market value of the forward points and contracts that do not qualify for hedge accounting.
In all other circumstances, gains or losses in foreign currency derivatives are reported in earnings as they occur. A loss in foreign currency derivatives of $5 million has been included in earnings for year to date 2007.
During the quarter, the Canadian dollar strengthened against the US dollar from $1.15 at March 31, 2007 to $1.06 at June 30, 2007.
At June 30, 2007, we had foreign currency contracts of $1,832 million (US) and EUR 91 million that were accounted for using hedge accounting and foreign currency contracts of $79 million (US) that did not meet the criteria for hedge accounting. The foreign currency contracts are scheduled for use as follows:

	2007	2008	2009	2010	2011
$ millions (US)	299	682	500	350	80
EUR millions	30	31	20	10	0

The US currency contracts have an average effective exchange rate of $1.13 (Cdn) per $1.00 (US), which reflects the original foreign exchange spot prices at the time contracts were entered into and includes net deferred gains.
Timing differences between the maturity dates and designation dates on previously closed hedge contracts may result in deferred gains or deferred charges. At June 30, 2007, net deferred gains totaled $23 million. These deferred balances are recognized in “accumulated other comprehensive income” along with $93 million of the mark-to-market gain on our cash flow hedges. Please see the “Consolidated Statements of Shareholders’ Equity and Comprehensive Income” and notes 1 and 2 of the unaudited consolidated financial statements dated June 30, 2007. The resulting net $116 million pre-tax gain will be brought into earnings, by year, as follows:

	2007	2008	2009	2010	2011
$ millions (Cdn)	16	55	26	18	1
In the second quarter of 2007, most of the net inflows of US dollars were hedged with currency derivatives. Net inflows represent uranium and fuel services sales less US dollar cash expenses and US dollar product purchases. For the uranium and fuel services businesses in the second quarter of 2007, the effective exchange rate, after allowing for hedging, was about $1.16. Results from the gold business are translated into Canadian dollars at prevailing exchange rates.
BPLP Financial Instruments
To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various sales contracts that qualify as cash flow hedges. These cash flow hedges are required to be measured at their fair value and at June 30, 2007, the mark-to-market gain on these contracts was $57 million. This amount has been recognized in “accumulated other comprehensive income” and will be brought into earnings, by year, as follows:

	2007	2008	2009	2010
$ millions (Cdn)	16	19	12	10
Outlook for Third Quarter 2007
We expect consolidated revenue for the third quarter of 2007 to be about 10% higher than in the second quarter. This is primarily due to anticipated higher sales prices for uranium and electricity. Reported sales volumes for uranium are projected to decline relative to the second quarter due to normal variability.
Projections for the quarter assume no major changes in the ability of Cameco’s business units to supply product and services and no significant changes in our current estimates for price and volume.

Outlook for the Year 2007
In 2007, Cameco expects consolidated revenue to grow by about 40% over 2006 due largely to higher revenue from the uranium business. We now expect uranium revenues to increase by about 75% due to stronger average realized prices under our contracts relative to 2006. This represents a decrease from our projection at the end of the first quarter of a 90% uranium revenue increase in 2007 as we now project reported sales volume to be lower than previously anticipated. The benefit of higher uranium revenue is offset slightly as Cameco anticipates its share of Cigar Lake remediation expenses will be $36 million in 2007 and will reduce pre-tax earnings accordingly. For further details on the uranium business outlook, see “Uranium Outlook for the Year 2007” later in this MD&A.
We anticipate that revenue from the fuel services business will be about 5% higher than in 2006 due to an increase in the average realized selling price. Reported sales volume is anticipated to be 5% lower than in 2006.
For 2007, we anticipate BPLP revenue to be about 7% higher than in 2006 due to higher expected realized prices. This represents a decrease from our first quarter projection of an 18% increase for 2007 as a result of a reduction in our estimate for expected realized electricity prices in 2007. This outlook for BPLP assumes the B units will achieve a targeted capacity factor in the low 90% range.
Gold production (100% basis) in 2007 is now expected to total between 550,000 and 560,000 ounces compared to Centerra’s earlier forecast of 700,000 to 720,000 ounces. The reduction is due to an expected decrease at the Kumtor mine to 300,000 ounces from 450,000 ounces, due to the decision to change the angles of the pitwall. Centerra’s gold production from its two mines totalled 587,000 ounces in 2006. Gold revenue is expected to be similar to 2006 primarily due to higher expected realized gold prices.
For the balance of 2007, every one-cent increase/decrease in the US to Canadian dollar exchange rate would result in a corresponding increase/decrease in net earnings of about $3 million (Cdn).
The financial outlook noted above for the company is based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, purchases and prices,

•	a uranium spot price of $120 (US) per pound, reflecting the Ux Consulting (UxC) spot price at July 23, 2007,

•	an average gold spot price of about $650 (US) per ounce,

•	no further disruption of supply from our facilities,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.05.
Administration costs are projected to be about 15% greater than in 2006. The increase reflects higher charges for regulatory compliance, information systems and process enhancements, and costs to maintain the workforce. Exploration costs are expected to be about $73 million in 2007. Of this, $45 million is targeted for uranium, a 41% increase over 2006.

For 2007, the effective tax rate is expected to be in the range of 10% to 15% compared to 6% in 2006. Our effective tax rate varies from the Canadian statutory tax rate primarily due to differences between Canadian tax rates and rates applicable to subsidiaries in other countries. This range is based on the projected distribution of income among the various tax jurisdictions being weighted less heavily toward foreign subsidiaries compared to 2006.
Outlook Information
For additional discussion on the company’s business prospects for the second quarter of 2007 and for the full year, see the outlook section under each business segment.
BUSINESS SEGMENT RESULTS
Cameco’s results come from four business segments:
•	Uranium

•	Fuel services

•	Nuclear electricity generation

•	Gold
URANIUM
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Revenue ($ millions)	458	141	641	425
Gross profit ($ millions)	234	36	293	133
Gross profit %	51	26	46	31
Earnings before taxes ($ millions)	214	28	258	117
Average realized price
($US/lb)	34.69	20.21	30.87	19.91
($Cdn/lb)	40.11	24.89	36.10	23.95
Sales volume (million lbs)[1]	11.2	5.6	17.5	17.6
Production volume (million lbs)	5.6	5.4	10.1	9.7

[1]	Revenue on 2.6 million pounds previously deferred due to standby product loans was recognized in the quarter as a result of the cancellation of two of the product loan agreements.
Uranium Results
In the second quarter of 2006, we reported that Cameco had entered into standby product loan agreements with two of our customers. As previously noted, Cameco has terminated two of the three loan agreements and is now able to borrow up to 2.6 million pounds U3O8 equivalent (or 1.0 million kgU as UF6) under the remaining agreement.
As a result of terminating two loan agreements in April of 2007, the second quarter results include recognition of previously deferred revenue totalling $39 million and the associated costs of sales on 2.6 million pounds of U3O8.

As of June 30, 2007, Cameco had not borrowed any material under the remaining standby loan agreement. However, regardless of whether any material is borrowed, we defer revenue recognition from sales to the counterparty of the standby product loan agreement, up to the limit of the loan. This is in accordance with GAAP. Cameco will recognize the remaining deferred revenue and associated costs when the loan agreement is terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.
The timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment.
Standby fees associated with the loan facilities are reflected in the “Interest and Other” expense item on the “Consolidated Statement of Earnings”.
Our year-to-date reported revenue, costs and average realized price for U3O8 discussed throughout this report have been adjusted to reflect the deferral required under the remaining product loan agreement.
Second Quarter
Compared to the second quarter of 2006, revenue from our uranium business increased by $317 million to $458 million due to a 61% increase in the realized selling price and a 100% increase in reported sales volumes. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price for the second quarter of 2007 was the result of higher prices under market-related contracts due to a higher uranium spot price, which averaged $125.83 (US) per pound compared to $43.42 (US) in the same quarter of 2006.
Our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), increased to $224 million in the second quarter of 2007 from $105 million in the second quarter of 2006 due to the rise in reported sales volumes and a 6% increase in the unit cost of product sold. The unit cost of product sold increased primarily as a result of higher royalty charges, which increase with the realized price.
Our earnings before taxes from the uranium business increased to $214 million, from $28 million in the second quarter of last year.
Year to Date
Compared to the first six months of 2006, revenue from our uranium business rose by 51% to $641 million due to an increase in the realized selling price. Reported sales volumes were essentially unchanged. The timing of deliveries of uranium products within a calendar year is at the discretion of customers. Therefore, our quarterly delivery patterns can vary significantly. The increase in the average realized price in 2007 was largely the result of higher prices under market-related contracts due to a higher uranium spot price, which averaged $105.42 (US) per pound compared to $41.19 (US) in the first half of 2006. Realized prices under fixed price contracts were also stronger than in 2006.

In 2007, our total cost of products and services sold, including depreciation, depletion and reclamation (DDR), increased to $348 million from $292 million in 2006 due to an 18% rise in the unit cost of product sold. The unit cost increased primarily as a result of higher charges for royalties and other selling costs. Royalty charges increase as the realized price increases and we have recorded $13 million in tiered royalties in the first half of 2007.
Our earnings before taxes from the uranium business increased to $258 million, from $117 million in 2006, primarily as a result of the rise in the realized price.
Uranium Outlook for Third Quarter 2007
In the third quarter of 2007, we expect reported sales volumes in our uranium business to be about 8 million pounds, down from the 11 million pounds reported in the second quarter due to normal variations in the timing of customer requirements. Uranium revenue in the third quarter is expected to be similar to the second quarter due to higher expected realized prices. The unit cost of product sold is projected to increase marginally from the second quarter due to higher royalty charges.
Uranium Outlook for the Year 2007
In 2007, the reported sales volume and associated revenue will be affected by the termination of two of the three product loan agreements. Total uranium deliveries amounted to 36 million pounds in 2006, while reported sales volume was 32 million pounds due to the deferral of revenue as a result of accounting for the product loans.
In 2007, uranium deliveries are expected to total 30 million pounds U3O8, including 3 million pounds at spot market prices. Our estimate of 30 million pounds is a decrease of 3 million from our previous estimate due to a delay in some customer deliveries and lower expected spot market sales. Our decision to reduce sales targets was also influenced by the lack of attractive opportunities for acquiring material on the spot market.
Customers have delayed about 2 million pounds of deliveries from 2007 to 2008 based on reactor reload requirements. The movement in volumes related to requirements-based contracts is not unusual.
As previously disclosed, we had almost 4 million pounds of uranium available to sell on the spot market in 2007. We had assumed for revenue forecast purposes that all 4 million pounds would be sold and delivered in 2007. Approximately 3 million pounds have been committed for sale at spot market prices for delivery in 2007. The remaining 1 million pounds may be placed into long-term contracts with deliveries in 2007 or 2008. For the purpose of forecasting 2007 revenue, we have excluded these 1 million pounds. The 3 million pounds of spot sales are included in the 2007 uranium deliveries projection of 30 million pounds noted above.
However, due to the influence of the product loan agreements, the reported sales volume for revenue purposes in 2007 is projected to be about 33 million pounds. For 2007, we now expect our reported revenues to be higher than previously estimated, about 75% greater than in 2006, due to a 70% increase in our realized price (based on the July 23, 2007 UxC spot price of

$120.00 (US) per pound) and a 5% increase in reported sales volumes. The spot price assumption is the most current price available for this MD&A. Changes in the uranium spot price would impact the prices we realize under our contracts. See the section titled “Uranium Price Sensitivity (2007 to 2017)” below for more information.
Cameco’s share of uranium production for 2007 is projected to be 20.6 million pounds of U3O8, slightly less than our earlier target of 21 million pounds due to a forecast reduction in Rabbit Lake production. This compares to 20.9 million pounds produced in 2006. These quantities do not include Inkai production, as the mine is not yet in commercial operation.
The unit cost of product sold is projected to increase by about 15% as a result of higher royalty costs due to an increase in the realized price, the impact of tiered royalty charges and increased production costs expected to be incurred in 2007.
Cameco did not pay provincial tiered royalties in 2006 and prior years due to the availability of prescribed capital allowances that reduce uranium sales subject to tiered royalties. Capital allowances have been fully exhausted during 2007 and, therefore, Cameco is paying tiered royalties this year. We currently estimate that tiered royalties will reduce pre-tax earnings by approximately $21 million ($14 million after tax) in 2007. Once Cigar Lake commences production, we will be eligible for capital allowances related to the mine expansion, estimated to be about $325 million. We will not be required to pay tiered royalties until the additional allowances are fully exhausted. The capital allowance is calculated based on a prescribed formula. Tiered royalties are paid only on sales of uranium produced at Saskatchewan mines.
The outlook for the third quarter and 2007 uranium business results are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, purchases and prices,

•	a uranium spot price of $120 (US) per pound, reflecting the UxC spot price at July 23, 2007,

•	no disruption of supply from our mines or third-party sources, and

•	a US/Canadian spot exchange rate of $1.05.
Uranium Price Sensitivity 2007
For the remainder of 2007, a $5.00 (US) per pound change in the uranium spot price from $120 (US) per pound would change revenue by $10 million (Cdn) and net earnings by $7 million (Cdn). This sensitivity is based on an expected effective exchange rate of $1.00 (US) being equivalent to about $1.07 (Cdn) as a result of our currency hedge program. The spot price noted is the UxC spot price at July 23, 2007.
Uranium Price Sensitivity (2007 to 2017)
The table below shows an indicative range of average prices that Cameco would expect to realize under the current sales portfolio. The prices shown in the table are intended to show how various market price scenarios may impact Cameco’s uranium revenue. This analysis makes a number of assumptions that are included as table footnotes.

As shown in the table, in the $20.00 (US) scenario, Cameco would expect the average realized price to exceed the spot price over the next 10 years, reaching 208% of the spot price by 2013. In the $140.00 (US) scenario, Cameco would achieve average realized prices of more than 75% of the spot price by 2015 and beyond. These prices are in current dollars, which are dollars in the year they are actually received or paid.
Cameco Expected Average Realized Uranium Price
(In brackets, expressed as a % of Spot Price)
Current US $/lb U3O8

	$20		$40		$60		$80		$100		$120		$140
2007	$33.00	(165%)	$34.75	(87%)	$36.25	(60%)	$37.75	(47%)	$39.25	(39%)	$40.50	(34%)	$42.00	(30%)
2008	$25.75	(129%)	$31.75	(79%)	$37.50	(63%)	$42.50	(53%)	$47.75	(48%)	$53.25	(44%)	$58.50	(42%)
2009	$27.50	(138%)	$33.00	(83%)	$38.25	(64%)	$42.50	(53%)	$46.75	(47%)	$51.00	(43%)	$55.50	(40%)
2010	$33.75	(169%)	$38.75	(97%)	$46.25	(77%)	$51.50	(64%)	$57.50	(58%)	$63.50	(53%)	$69.25	(49%)
2011	$36.25	(181%)	$40.25	(101%)	$48.50	(81%)	$54.75	(68%)	$61.75	(62%)	$69.00	(58%)	$75.75	(54%)
2012	$36.50	(183%)	$40.50	(101%)	$49.50	(83%)	$57.25	(72%)	$65.70	(66%)	$74.50	(62%)	$83.00	(59%)
2013	$41.50	(208%)	$46.50	(116%)	$56.25	(94%)	$65.75	(82%)	$75.25	(75%)	$85.00	(71%)	$94.75	(68%)
2014	$37.00	(185%)	$44.50	(111%)	$56.00	(93%)	$67.00	(84%)	$78.25	(78%)	$89.50	(75%)	$101.00	(72%)
2015	$34.00	(170%)	$43.25	(108%)	$56.25	(94%)	$69.00	(86%)	$81.25	(81%)	$94.25	(79%)	$107.25	(77%)
2016	$35.00	(175%)	$45.00	(113%)	$58.00	(97%)	$70.75	(88%)	$83.00	(83%)	$95.75	(80%)	$108.75	(78%)
2017	$30.25	(151%)	$42.75	(107%)	$57.75	(96%)	$72.25	(90%)	$86.50	(87%)	$101.00	(84%)	$115.50	(83%)
Key Assumptions:
•	annual sales deliveries of 30 million pounds for 2007, adjusted for the accounting requirements of the loan agreements and an assumed target level of 30 million pounds per year for the remainder of the period,

•	utilities take maximum quantities where they can,

•	estimates of sales deliveries assume no further interruption in the company’s supply from its own production or from third parties,

•	2007 sales volumes are fully committed with uncommitted volumes in later years,

•	for 2008 to 2012, baseload contracts for Cigar Lake material are impacted and deliveries are deferred to the end of those contracts,

•	no impact from further deferrals of deliveries resulting from the supply interruption provisions has been included for 2008 as the impact is expected to be minimal in this year given the current production forecast,

•	no impact from deferrals of deliveries resulting from the supply interruption provisions has been included in the years 2009 and beyond as it is premature to forecast,

•	due to the termination of two product loans, we will recognize revenue in 2007 on previously deferred sales of uranium, which were under legacy contracts at prices considerably lower than current market prices,

•	all uncommitted volumes are assumed to be delivered at the spot price,

•	the long-term price in a given year is assumed to be equal to the average spot price for that entire year,

•	all other price indicators are assumed to trend toward the spot price,

•	the average realized prices estimated at each assumed spot price for 2007 include the actual $105.42 (US) average spot price for the first six months of the year, and

•	an inflation rate of 2.5%.
Uranium Contracting
As we have discussed in the past, our contracting objective is to secure a solid base of earnings and cash flow to allow us to maintain our core asset base and pursue growth opportunities over the long term.
Our current portfolio reflects a 60/40 mix of market-related and fixed pricing (escalated by inflation) mechanisms. Today our contracting is more focused on market-related pricing. Consequently, we expect this existing ratio to change over time. The overall strategy will continue to focus on achieving longer contract terms of up to 10 years or more, with floor prices that provide downside protection, and retaining an adequate level of upside potential. In general, most new offers include price mechanisms with a mix of market-related and fixed components. The fixed-price component is generally near the industry long-term price indicator at the time of offer and is adjusted by inflation. The market-related component includes a floor price (escalated by inflation).
Cameco has a variety of supply sources including primary production, firm commitments for long-term purchases, inventories of about six months forward sales (equivalent to about 16 million pounds, including working inventory) and uranium from opportunistic purchases in the spot market.
Uranium Market Update
Uranium Spot Market
The industry average spot price (TradeTech and UxC) on June 30, 2007 was $135.50 (US) per pound U3O8, up 43% from $95.00 (US) at March 31, 2007. This compares to $45.75 (US) on June 30, 2006 and $40.75 (US) on March 31, 2006.
Spot market volume reported for the second quarter of 2007 was 4 million pounds U3O8 and 11 million pounds in the first half of 2007. This compares to 8 million pounds in the second quarter of 2006 and 18 million pounds in the first half of 2006.
This quarter over quarter decrease was attributed to a decline in demand. The current spot prices have resulted in buyers becoming more conservative and re-evaluating purchasing plans.
Limited supplies of U3O8 throughout the second quarter have resulted in spot market participants procuring 38% of their product in the form of UF6 in order to obtain the contained U3O8. This is a continuation of the trend seen in the first quarter.
Spot volumes are anticipated to remain low in the third quarter, which is typical during this period in the uranium market.

Historically, published long-term prices correlated closely to the spot price, with the long-term price generally at a $1 to $2 premium to the spot price. Buyers were willing to pay the premium to lock-in a price for future deliveries.
At the end of March 2007, the spot price began to diverge from the long-term price, with the spot price increasing at a much greater rate than the long-term price. Uranium purchases, including those made by the investment and hedge funds, reduced near-term supply resulting in the market viewing uranium for immediate delivery to be relatively scarce. This resulted in increased competition for near-term supplies in the second quarter and significant upward pressure on the spot price. In the case of the long-term price, buyers are willing to lock in at the then current long-term prices, but not for extended periods (i.e. 10 to 15 years) at today’s historically high price levels. As such, at the end of the second quarter the spot price exceeded the long-term price by about $40.00 (US). However, during the month of July 2007, spot market demand decreased and the spot price has declined to about $120.00 (US) per pound.
Uranium Long-Term Market
The industry average long-term price (TradeTech and UxC) on June 30, 2007 was $95.00 (US) per pound U3O8, up 12% from $85.00 (US) at the end of March 2007. This compares to $46.75 (US) on June 30, 2006 and $41.50 (US) on March 31, 2006.
The long-term market remained active in the second quarter as utilities continued to seek secure supply with reliable primary suppliers in an effort to mitigate supply risk. Long-term contracting in 2007 is expected to be in the order of 200 million pounds U3O8, similar to the volumes contracted in 2006.
Uranium Operations Update
Uranium Production

Cameco’s share of	Three months ended		Six months ended
production (million	June 30		June 30		2007 planned
lbs U3O8) [1]	2007	2006	2007	2006	production
McArthur River/Key Lake	3.9	3.2	6.6	5.9	13.1
Rabbit Lake	1.0	1.6	2.1	2.6	5.1
Smith Ranch/ Highland	0.5	0.4	1.0	0.8	1.6
Crow Butte	0.2	0.2	0.4	0.4	0.8
Total	5.6	5.4	10.1	9.7	20.6

[1]	These quantities do not include Inkai production, as the mine is not yet in commercial operation.
McArthur River/Key Lake
Cameco’s share of production at McArthur River/Key Lake in the second quarter of 2007 was 3.9 million pounds U3O8. Production improved relative to the first quarter as a result of excellent quality and quantity of ore from the McArthur River operation and improved milling production rates. Cameco’s share of production for the third quarter of 2007 is expected to be 3.3 million pounds U3O8 and 13.1 million pounds for 2007.

In 2006 and during the first two months of 2007, we encountered mill process difficulties associated with higher levels of concrete dilution. Sand filters were installed in 2006 and while this equipment has improved the clarity of the uranium solution, very fine particles carrying organic material were not removed. The resulting organic carryover to the water effluent treatment circuit resulted in effluent quality that required re-treatment in order to achieve acceptable standards for release to the environment. In March 2007, a hydrogen peroxide circuit was added to reduce the concentration of organic material to acceptable levels. This process change was operated through the second quarter, demonstrating that it enables consistent operation at target production rates during periods of processing high concrete dilution ore, with significantly improved water treatment.
As previously reported, we have applied to increase the annual licensed production capacity at both the McArthur River mine and the Key Lake mill to 22 million pounds U3O8 (compared to the current 18.7 million pounds). This application has been undergoing an environmental assessment (EA) as required by the Canadian Environmental Assessment Act with the Canadian Nuclear Safety Commission (CNSC) as the responsible authority.
The CNSC has focused on an evaluation of the longer-term environmental impact of low levels of selenium and molybdenum in the Key Lake mill’s effluent and the concentration of these substances in the downstream receiving environment.
Cameco has developed an action plan to further reduce selenium and molybdenum discharges in the mill effluent. This action plan was approved by the CNSC in March 2007 and the first phase of implementation is under way with completion now expected in the first part of 2008. Reducing the current level of these metals discharged to the environment is expected to help advance the EA to increase the annual licensed production limit at the McArthur River mine and at the Key Lake mill. Discussions with the CNSC are now under way to complete the assessment. We remain confident that we can incrementally increase production levels with minimal environmental effect.
In addition to obtaining approval for the EA, we need to transition to new mining zones at McArthur River and to implement various mill process modifications at Key Lake in order to sustain increased production levels. Mine planning, development and freeze-hole drilling for the McArthur River transition are ongoing.
We continue to make progress on freeze hole drilling in advance of development for two future mining zones, meeting targeted rates in one area and experiencing delays in the other. Another freeze-hole drilling program (required for eventual production from one of these zones) was scheduled to start in the first quarter of 2007. However, startup challenges related to recruiting drillers and commissioning of the drills resulted in delays. Many of the startup challenges have been overcome and freeze hole drilling started in July. Complete crews and processes are expected to be in place and ramped up to full production in the latter part of August.
Pre-feasibility assessment work is ongoing for the Key Lake revitalization project with completion of this stage of assessment targeted for the end of 2007.

In summary, before we can achieve the full increase in production at the McArthur River/Key Lake operations, there are a number of activities that need to be completed. We need to resubmit the EA and obtain regulatory approvals for it as well as licence approval to operate at higher production levels, demonstrate the effectiveness of our plan to reduce selenium and molybdenum discharges in the mill effluent, transition to new zones at the McArthur River mine and complete the revitalization work at the Key Lake mill. As such, we anticipate it will be a number of years before we can achieve the full planned increase at these operations. Increased annual production to an intermediate level between 18.7 and 22 million pounds may be possible prior to the completion of the Key Lake mill revitalization work but will require completion of the other items noted.
Rabbit Lake
Rabbit Lake produced 1.0 million pounds U3O8 during the second quarter. Production for the first six months of 2007 was 2.1 million pounds. For the first half of 2007, both tonnage and mill head grade were lower than in the same period in 2006. Changes to the mine plan, which were necessary while we were doing work required to obtain regulatory approvals to bring on a new mining zone, contributed to the production shortfall. We received regulatory approvals in the second quarter to proceed with production mining in this new zone, and therefore, tonnage in the second half of 2007 is expected to improve.
Production for 2007 is now expected to be equal to 2006 production of 5.1 million pounds U3O8, compared to our earlier plan of 5.5 million pounds.
We continue our exploration program near the Rabbit Lake operation. The underground drilling reserve replacement program has been extended to include drilling to the end of 2007 and potentially beyond. Approximately 16,000 metres of drilling were completed in the second quarter and 34,000 metres so far in 2007. Drill targets included testing the north zone of the mine beyond the area where reserves were reported in 2006, as well as an area south of the mine that continued to provide good mineralized intersections.
As previously reported, we have submitted an EA to process a little over one half of the future uranium production from Cigar Lake at the Rabbit Lake mill beginning in the second to third year of Cigar Lake production and to expand the Rabbit Lake tailings facility. The submission review is now nearing completion and it is expected that a CNSC hearing on the EA will occur late in the fourth quarter of 2007.
We began engineering work for the expansion of the Rabbit Lake in-pit tailings management facility in the first quarter of 2007. Physical earthwork is expected to begin sometime in the first quarter of 2008, subject to regulatory approvals.
Smith Ranch-Highland and Crow Butte
Smith Ranch-Highland and Crow Butte in situ recovery (ISR) mines produced 0.7 million pounds U3O8 in the second quarter of 2007.

Cigar Lake
Cameco began construction of the Cigar Lake mine on January 1, 2005. On October 23, 2006 Cameco reported that a rockfall causing a water inflow had flooded the underground development.
On March 30, 2007 Cameco released a technical report that provided details of a five-phase plan to restore the underground workings at Cigar Lake and complete construction.
Cameco continues to make progress on its phased remediation plan. The first phase of the remediation plan involves drilling holes down to the source of the inflow and to a nearby tunnel where reinforcement is needed, pumping concrete through the drill holes, sealing off the inflow with grout and drilling dewatering holes. Subsequent phases for remediation include dewatering the mine, ground freezing in the area of the inflow, restoring underground areas and resumption of mine development. Regulatory approval is required for each phase of the remediation plan.
Reinforcement of the adjacent tunnel is now complete, and all of the holes required for pouring concrete to seal off the inflow have been drilled. Drilling of four larger-diameter holes required for dewatering is 90% complete. Completion of the last hole was temporarily suspended to allow for the completion of the fines flushing described below.
Our plans to flush sand and fine material away from the inflow area and to pour the concrete plug have been approved and this work is now proceeding. The fines flushing step was successfully completed leading to the final preparation to begin pouring the concrete plug. To assure success, a new readiness assessment process has been implemented as a formal step prior to any new action being taken. This assessment is under way as the last step before pouring commences. The first concrete is expected to be placed within the next few days to a week. The overall plug pouring process will take 10 to 12 weeks. The effectiveness of the plug will not be known until dewatering is under way.
The second phase of remediation includes dewatering the underground development, verifying that the water inflow has been sufficiently sealed, and installing the surface freezing piping.
Cameco is now working to provide regulators with the information needed to secure approval for installation of dewatering pumps and infrastructure, and ongoing operation of water treatment facilities required for dewatering.
Submissions are being prepared for regulatory approval to dewater the underground development, initiate the installation of the surface freezing infrastructure, and any additional remedial work identified in phases two and three, such as determining if additional reinforcement is required in higher risk areas. We are also preparing to submit an application to the CNSC for extension of the Cigar Lake construction licence, which expires at the end of 2007. We expect the application will be considered at a hearing in early November.
Completion of the second phase had been expected by the end of the third quarter of 2007. Cameco now expects it will require a number of additional months to seal the inflow and dewater the mine. Similar to other remediation activities, completion of this work is subject to the application for and receipt of regulatory approval.

In addition, in order to ensure a more conservative approach, we and our partners are examining whether an alternative route out of the mine should be in place prior to beginning excavation in areas at elevated risk of water inflow, and whether the second shaft needs to be completed to provide additional underground ventilation. Completing the second shaft as a priority item and the delay in completing phase two, as noted above, would set back the planned production startup date from 2010 to 2011. We anticipate that by year end we will make a decision on the second shaft. A revised production forecast will be provided after the decision is made on the second shaft, the mine has been dewatered and the condition of the underground development has been assessed.
There are about 285 people on site working on remediation and construction of surface facilities including the access road, piping infrastructure, load-out building and water treatment facilities.
In order to keep our stakeholders informed on the progress of our remediation activities, Cameco will provide an update on September 19, 2007.
Inkai
At the Inkai ISR project in Kazakhstan, there are two production areas currently in development (blocks 1 and 2). At block 1, construction is under way for the commercial processing facility. In 2007, we expect to begin commissioning of the commercial facility, subject to regulatory approvals. We expect startup of commercial production in 2008.
At block 2, the test mine produced about 0.2 million pounds U3O8 during the second quarter of 2007. We plan to apply for a mining licence in 2007 for block 2. Commercial development of block 2 is planned for 2008.
As previously reported, production from blocks 1 and 2 is expected to total 5.2 million pounds (Cameco’s share is 60% or 3.1 million pounds) per year by 2010. However, a recently signed non-binding memorandum of understanding (MOU) between Cameco and Kazatomprom provides for the doubling of future production capacity from the Inkai uranium deposit, raising the total annual production capacity to 10.4 million pounds on a timeframe yet to be confirmed.
While the existing project ownership would not change, Cameco’s share of the additional capacity under the MOU will be 50%, raising Cameco’s share of the future annual production at Inkai to 5.7 million pounds.
In addition to the increased production, Cameco will work with Kazatomprom under the MOU to study the feasibility of constructing a uranium conversion facility in Kazakhstan and elsewhere. Cameco would provide the technology and potentially hold an interest of up to 49%, at the company’s discretion.
Cameco anticipates that binding agreements will be signed in 2007 or 2008 and that various government approvals will be required as the agreements are implemented.
Inkai will be subject to taxes and royalties in Kazakhstan at statutory rates. The income tax rate is 30%. We expect Inkai will begin to pay income tax in 2007, after it receives official government confirmation of Kazakh-defined reserves for block 2. Inkai is also subject to royalties calculated as 1.5% of the gross value (calculated based on sales price) of production in the year. Inkai is also subject to a customs fee on the export of uranium and it is expected this fee will be approximately $1 million (US) per year once full production is achieved. In addition, a one-time payment of a commercial discovery bonus will be payable when Inkai receives confirmation of Kazakh-defined recoverable reserves located in a particular licensed area. The bonus is calculated as 0.05% of the value of Kazakh-defined recoverable reserves. Inkai expects to pay this bonus in the third quarter, which is estimated to range between $5 to $20 million (US), with respect to block 2. These taxes, royalties, custom fees and bonuses are paid to the Kazakh government. The Kazak-defined reserves do not conform with, and are not equivalent to, reserves classified under Canadian securities laws. Some reserves categories used by Kazakhstan overlap with multiple Canadian resources categories, and contrary to Canadian standards, Kazakh-defined reserves can be based on the equivalent of inferred resources. The reconciliation of Kazakh-defined reserves to Canadian resources and reserves definitions will be required for future disclosure.
Inkai will also be subject to an excess profits tax. The excess profits tax becomes payable when the internal rate of return of the project (as defined in the applicable tax code) exceeds 20%. The excess profits tax is levied at rates scaled from 4% to 30%, depending on the internal rate of return. The excess profits tax rate is applied to pre-tax net income less income tax. Inkai will not pay the excess profits tax in 2007. The timing of the excess profits tax in the future, after Inkai reaches commercial production, will be dependent on the internal rate of return of the project.
Operational Changes
As we have previously discussed, we have put in place a revised management structure for operations led by Cameco’s chief operating officer. This new structure separates production operations and development projects and addresses key lessons learned over the past year. This structure affects our mining and fuel services divisions.
We are also acting to add more technical resources to support our mining and fuel services divisions. Since the beginning of 2007, we have added 29 technical specialists in various fields including, geology, metallurgy, engineering, safety, geophysics, quality, and radiation. In addition, at Cigar Lake, we are in the process of reorganizing the management team and hiring a new general manager.
Over time these steps will provide additional oversight and direction as well as reinforce our commitment to excellence and accountability.
Uranium Exploration Update – Second Quarter 2007
Saskatchewan Exploration
Second quarter exploration activities on many Saskatchewan projects were delayed as a result of the increased time required to obtain exploration permits from the provincial government regulator. New permitting processes are being put in place that satisfy court decisions regarding the duty to consult that the Crown has with respect to industry proposals that may impact First Nations’ traditional lands.
On the Dawn Lake project, drilling at Collins Creek was deferred from June until July as a result of the delayed permitting noted above. A scoping study on the Collins Creek open pit conceptual design recommended additional drilling to obtain more information on the assumed mineralization.
We continued to undertake feasibility related activities on the Millennium deposit. The 3D seismic survey over the Millennium area was completed by late April. Data interpretation is ongoing. Borehole seismic surveying of the two pilot shaft holes was completed in June along with 15 of 19 standard penetration tests for mine infrastructure foundations. Drilling was initiated in mid June as part of continued exploration along the prospective trend that hosts the Millennium deposit.
The English River First Nation (ERFN) has selected claims for Treaty Land Entitlement (TLE) designation that include the Millennium uranium deposit. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of our mining joint ventures, however, it may have an impact on the surface rights and benefits ultimately negotiated as part of the development of our two uranium deposits. Cameco, as operator of both affected joint ventures, is investigating the potential implications of the TLE land issue.
During the second quarter, evaluation of the P2 trend north of the McArthur River mine continued. A combination of conventional and directional drilling was undertaken with about 9,000 metres completed in 16 drill holes, bringing the total drilling for the year to approximately 12,600 metres in 23 drill holes. We have now tested the P2 trend at regular 200-metre spacing for a distance of approximately 3,000 metres north of the mine. Results along this world-class trend continue to be encouraging.
On the AREVA operated Cree Zimmer project, surrounding the Key Lake operation, a resistivity survey was undertaken in the West Zimmer area southwest of the historic Gaertner and Deilmann uranium deposits. Permits for drilling had not been received by the end of the quarter. Cameco’s ownership of the Cree Zimmer Joint Venture is 83.335%.
On the Waterbury/Cigar Lake Joint Venture Project operated by AREVA, a property-wide airborne gravity survey was completed and the summer drilling program was initiated. Cameco’s interest in the Waterbury property is 50.025%.
Canadian Exploration
Late in the second quarter, permitting activities began for the startup of field programs on several projects in Nunavut and Northwest Territories. This work will consist of geophysics, as well as field mapping and sampling. We plan to complete a drilling program during the third quarter at Cameco’s Otish South project in Quebec.

Global Exploration
Drilling was initiated on three projects in Mongolia, and field work commenced on the Lastourville project in Gabon.
We signed a letter of intent for a strategic alliance with Western Uranium Corporation. Cameco will acquire a 10% equity interest in WUC through a non-brokered private placement subject to signing and closing definitive agreements. The immediate emphasis for this strategic alliance will be WUC’s Kings Valley property in Nevada. This property covers a portion of the McDermitt caldera in northcentral Nevada where Chevron discovered volcanic-hosted uranium in 1975.
FUEL SERVICES
Highlights

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Revenue ($ millions)	64	57	108	101
Gross profit ($ millions)	6	6	15	16
Gross profit %	9	11	14	16
Earnings before taxes ($ millions)	5	6	13	14
Sales volume (million kgU)[1]	3.8	4.3	6.2	7.6
Production volume (million kgU)	3.2	2.4	7.1	5.8

[1]	Kilograms of uranium (kgU)
Fuel Services Results
The second quarter and six-month results for 2007 reflect the recognition of previously deferred revenue and the associated costs on conversion services deliveries of 0.4 million kgU, related to the termination of two of three standby product loan agreements discussed under the uranium business segment. The effect of the termination was an increase of $3 million in reported revenue and marginal impact on gross profit.
As in the case of the deferred uranium revenue, the timing of cash receipts on the deferred revenue is the same as on any other sale and is unaffected by the accounting treatment for the revenue. Cameco will recognize the remaining deferred revenue and associated costs when the loan agreement is terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.
Second Quarter
In the second quarter of 2007, revenue from our fuel services business was $64 million, an increase of $7 million compared to the same period in 2006, as the impact of a decline in reported sales volumes was offset by an increase in the realized price.

Total cost of products and services sold, including DDR, increased to $58 million from $51 million in 2006. The effect of the lower volume was offset by higher costs, which are related to the mix of products delivered in 2007. A higher proportion of sales were attributable to fabrication in 2007. Included in these costs is $3 million, which reflects the preliminary cost estimate to remediate the affected area at the Port Hope UF6 conversion plant, where the company discovered uranium and evidence of other production-associated chemicals under the building. See note 17 of the unaudited consolidated financial statements for more information.
In the second quarter of 2007, earnings before taxes were $5 million, down $1 million compared to 2006.
Year to Date
In the first six months of 2007, revenue from our fuel services business was $108 million, an increase of $7 million compared to the same period in 2006, as the impact of a decline in reported sales volumes was offset by an increase in the realized price. Most conversion sales are at fixed prices and have not yet fully benefited from the significant increase in UF6 spot prices but the trend has been positive.
Total cost of products and services sold, including DDR, increased to $93 million from $85 million in 2006. The effect of the lower volume was offset by higher costs, which were related to the mix of products delivered in 2007. A higher proportion of sales were attributable to fabrication in 2007. Selling costs for fuel services were also higher than in the previous year.
In the first half of 2007, earnings before taxes were $13 million, down $1 million compared to 2006 and the gross profit percentage decreased to 14% from 16% in the first six months of 2006.
Fuel Services Outlook for Third Quarter 2007
For the third quarter of 2007, our fuel services revenue is projected to be about 15% higher than that of the second quarter due to an expected increase in deliveries. It is anticipated that the average realized price will be slightly lower.
Fuel Services Outlook for the Year 2007
Cameco expects 2007 revenue from the fuel services business to be nearly 5% higher than in 2006 due to an anticipated increase in the average realized selling price. Reported sales volumes are expected to be about 5% lower than in 2006.
Reported sales volume from fuel services in 2007 is expected to total 17.6 million kgU, down from our earlier estimate of 19.1 million kgU. As we have previously indicated, Cameco’s sales targets are typically not fully committed as we enter a year. We have decided not to pursue further sales of conversion beyond the 17.6 million kgU given the temporary suspension of UF6 production noted below. This compares to sales of 18.5 million kgU in 2006. The cost of product sold is expected to decrease due to the lower volume.
Full production of UF6 will likely be suspended for a minimum of two months until Cameco has determined the source of the uranium and chemicals it recently discovered under the UF6 plant and developed appropriate remediation plans. We will provide a revised conversion production forecast once this has been completed. Uranium dioxide (UO2) conversion and other activities at the site are not affected.
The outlook for the third quarter and the 2007 financial results for the fuel services business segment are based on the following key assumptions:
•	no significant changes in our estimates for sales volumes, costs, and prices,

•	no further disruption of supply from our facilities,

•	no disruption of supply from third-party sources, and

•	a US/Canadian spot exchange rate of $1.05.
Fuel Services Price Sensitivity Analysis
The majority of fuel services sales are at fixed prices with inflation escalators. In the short term, Cameco’s financial results for fuel services are relatively insensitive to changes in the spot price for conversion. Newer fixed-price contracts generally reflect longer-term prices at the time of contract award. Therefore, in the coming years, our contract portfolio for conversion services will be positively impacted by these higher fixed-price contracts.
UF6 Conversion Market Update
Spot market and long-term UF6 conversion prices were steady over the quarter. Outlined below are the industry average spot market prices (TradeTech and UxC) for North American and European conversion services.

	June 30/07	March 31/07	June 30/06	March 31/06
Average spot market price ($US/kgU)
• North America	11.63	11.63	11.63	11.50
• Europe	11.15	11.15	12.00	12.00
Outlined below are the industry’s average long-term prices (TradeTech and UxC) for North American and European conversion services.

	June 30/07	March 31/07	June 30/06	March 31/06
Average long-term price ($US/kgU)
• North America	12.25	12.25	12.25	11.75
• Europe	13.00	13.00	13.50	13.00

Blind River Refinery
We produced 2.7 million kgU as UO3 in the second quarter of 2007 compared to 5.0 million kgU in the second quarter of 2006. Total UO3 production for the first six months of 2007 was 6.4 million kgU compared to 10.3 million kgU for the same period in 2006. Low supply of uranium feed for the plant has resulted in less UO3 production this year. All of the UO3 production in the first six months of 2007 was shipped to the Port Hope conversion facility. We anticipate producing UO3 for Springfields Fuel Limited (SFL) starting in the third quarter.
The inventory stored at Blind River has been declining over the past several years and is now causing changes to the customary operating schedule at the refinery. Under our conversion services contracts, customers supply the uranium to be processed. In the past, many of these customers stored large inventories at our facility, providing an ample supply of feedstock. Customers now have much less inventory and provide the feedstock on a just-in-time basis.
The result is that the Blind River refinery operates with more shutdowns as we manage production to match the delivery of uranium feed. This in turn is reducing the supply of UO3 feed for the conversion facilities at Port Hope and impacting those operations as well. However, SFL has adequate UO3 inventory to meet its requirements through to the fourth quarter.
The production of UO3 is affected by the temporary shutdown of the Port Hope UF6 plant discussed below. Once we have a revised forecast for UF6 conversion production, we will provide revised UO3 production forecast.
We have received comments from various federal agencies on our draft EA submitted in support of the application to increase the licensed capacity of the refinery from 18 million to 24 million kgU as UO3. We are addressing the followup questions and anticipate submitting the revised EA in the third quarter.
Port Hope Conversion Facility
At our Port Hope conversion facilities, we produced 2.9 million kgU as UF6 and UO2 in the second quarter of 2007, compared to 2.2 million kgU in the second quarter of 2006. The higher production reflects significant progress in increasing the fluorine generation capacity of the UF6 plant. However, the UF6 production rate has been decreased to match the reduced UO3 supply as discussed in the refining section above. The conversion production was 6.6 million kgU compared to 5.4 million kgU for the first half of 2006.
We have suspended production at the Port Hope UF6 conversion plant following the discovery of uranium and evidence of other production-associated chemicals in the soil beneath the plant. The discovery was made in an area being excavated within the building for the installation of new equipment. The affected area appears to be within, and near the perimeter walls of the plant. The chemicals are in a contained area so public health and worker safety are not affected. All regulatory authorities have been notified.
Full production of UF6 will likely be suspended for a minimum of two months until Cameco has determined the source of the chemicals and developed appropriate remediation plans. A revised production forecast will be provided once this has been completed. Uranium dioxide (UO2) conversion and other activities at the site are not affected.

Cameco plans to meet committed deliveries for the remainder of the year based on existing inventory.
In addition to our production at the Port Hope facility, we expect to secure up to another 5 million kgU as UF6 from the SFL facility in 2007.
The CNSC has not yet issued the draft scope for the required EA for the Vision 2010 project. Our recent discussions with CNSC staff indicate that the scope is not likely to be finalized until mid 2008. Cameco expects to see a draft of the EA scope in the fourth quarter of 2007. However, work has commenced on those aspects of the EA that we are quite certain will be required. The Vision 2010 project proposes to clean up and modernize the Port Hope conversion facility site. Design and preliminary engineering for the project are under way.
Negotiations for new collective agreements with the two United Steelworkers Union locals at the Port Hope conversion facility were concluded successfully at the end of the second quarter with new three-year agreements being ratified by both of the union locals. The agreements provide wage increases of 4% in each of the first two years and 4.75% in the third year. These agreements end on June 30, 2010.
Fuel Manufacturing
A shortfall in bundle production occurred in 2006 due to challenges with equipment and an insufficient number of operators early in the year. This shortfall has been made up through the first half of 2007.
A one-day CNSC hearing for the approval of the EA guidelines for the modifications to the Zircatec plant to supply the slightly enriched uranium (SEU) fuel for Bruce Power was held on June 22, 2007. Work is proceeding to provide the necessary information to the CNSC to allow them to initiate the writing of their EA report. We anticipate receiving approval of the project EA report by the end of the year.
Negotiations for a new collective agreement with the United Steelworkers Union local at Zircatec were concluded successfully at the end of the second quarter with a new two-year agreement being ratified by the local members. The agreement provides wage increases of 4% in each year. The new agreement ends on June 1, 2009.

NUCLEAR ELECTRICITY GENERATION
Highlights
Bruce Power Limited Partnership (100% basis)

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Output — terawatt hours (TWh)	6.4	6.7	11.8	13.3
Capacity factor (%) [1]	91	94	84	95
Realized price ($/MWh)	48	48	51	49
Average Ontario electricity spot price ($/MWh)	43	45	48	48
($ millions)
Electricity revenue	308	318	598	652
Operating costs [2]	209	189	468	371
Cash costs
- operating & maintenance	138	117	324	231
- fuel	14	17	30	31
- supplemental rent [3]	29	28	57	57
Non cash costs (amortization)	28	27	57	52
Income before interest and finance charges	99	129	130	281
Interest and finance charges	(4)	11	6	23
Earnings before taxes	103	118	124	258
Cash from operations	91	159	167	239
Capital expenditures	21	11	42	33
Operating costs ($/MWh)	33	29	40	28
Distributions	70	145	145	280

[1]	Capacity factor for a given period represents the amount of electricity actually produced for sale as a percentage of the amount of electricity the plants are capable of producing for sale.

[2]	Net of cost recoveries.

[3]	Supplemental rent is about $28.3 million per operating reactor for 2007.
In the second quarter of 2007, BPLP generated cash from operations of $91 million compared to $159 million in the second quarter of 2006. The decrease reflects lower revenues and changes in working capital requirements. Capital expenditures for the second quarter of 2007 totalled $21 million compared to $11 million during the same period in 2006.
BPLP also distributed $70 million to the partners in the second quarter, with Cameco’s share being $22 million. The partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

Cameco’s Earnings from BPLP

	Three months ended		Six months ended
	June 30		June 30
($ millions)	2007	2006	2007	2006
BPLP’s earnings before taxes (100%)	103	118	124	258
Cameco’s share of pre-tax earnings before adjustments	33	37	39	82
Proprietary adjustments	(2)	1	3	2
Pre-tax earnings from BPLP	31	38	42	84
Second Quarter
Earnings Before Taxes
Cameco’s pre-tax earnings from BPLP amounted to $31 million during the second quarter compared to $38 million over the same period in 2006. This decrease in 2007 was due to lower generation and slightly higher operating costs related to planned and forced outages in the quarter.
Output
BPLP achieved a capacity factor of 91% in the second quarter of 2007, compared to 94% in the same period of 2006. During the second quarter of 2007, the BPLP units generated 6.4 TWh of electricity compared to 6.7 TWh in 2006.
Outlined below are the maintenance activities for BPLP that occurred during the second quarter of 2007.
Planned Outages

Bruce B Unit 6	•	Unit B6 returned to service on April 10 following a planned outage to perform routine maintenance that began January 20. The outage lasted 80 days compared to the business plan target of 77 days.
Unplanned Outages

Bruce B Unit 6	•	There was a 12-day outage on Unit B6 to repair a heat transport system leak.

Bruce B Unit 7	•	There was a 5-day outage on Unit B7 for liquid zone control valve repairs.
During the second quarter of 2007, the B reactors were offline for 26 days, including 17 days due to unplanned outages. In the second quarter of 2006, the B reactors experienced 11 days of unplanned outages.
Price
For the second quarter of 2007, BPLP’s electricity revenue decreased to $308 million from $318 million over the same period in 2006 due to the lower output.

The realized price achieved from a mix of contract and spot sales averaged $48 per MWh in the quarter, which was equal to the realized price last year. During the quarter, the Ontario electricity spot price averaged $43 per MWh, compared to $45 per MWh in the second quarter of 2006.
To reduce its exposure to spot market prices, BPLP has a portfolio of fixed-price sales contracts. During the second quarter of 2007, about 36% of BPLP output was sold under fixed-price contracts, down from the 48% level during the same period in 2006.
Cameco provides guarantees of up to $47 million to customers under these contracts. At June 30, 2007, Cameco’s actual exposure under these guarantees was nil. In addition, Cameco has agreed to provide up to $133 million in guarantees to CNSC and $58 million to Ontario Power Generation Inc. (OPG) to support other Bruce Power commitments. Of these amounts, corporate guarantees have been issued for $24 million to the CNSC and $58 million to OPG at June 30, 2007.
Costs
Operating costs (including amortization) were $209 million in the second quarter of 2007, compared with $189 million in the same period of 2006. About 95% of BPLP’s operating costs are fixed. As such, most of the costs are incurred whether the plant is operating or not. On a per MWh basis, the operating cost in the second quarter of 2007 was $33, compared to $29 in the second quarter of 2006.
Year to Date
Earnings Before Taxes
For the six months ended June 30, 2007, BPLP earnings before taxes were $124 million compared to $258 million in 2006. The lower earnings are a result of lower electricity generation and higher operating costs. For the year-to-date, Cameco’s earnings before tax from BPLP amounted to $42 million compared to $84 million over the same period in 2006.
Output
For the first six months of the year, the BPLP units achieved a capacity factor of 84%, compared with 95% in the same period last year. These units produced 11.8 TWh during the first half of 2007, a decrease of 1.5 TWh over the same period last year, due primarily, to the planned outage of unit 6.
Price
For the first six months of 2007, BPLP’s electricity revenue totalled $598 million, compared to $652 million in the first half of 2006. During the period, BPLP’s realized price averaged $51 per MWh from a mix of contract and spot sales compared with $49 per MWh during the same period last year. The Ontario electricity spot price averaged about $48 per MWh during the first half of the year, which was approximately the same price a year ago.
During the first half of 2007, about 41% of BPLP’s output was sold under fixed-price contracts compared to 48% in the same period in 2006.

Costs
For the first half of 2007, operating costs were $468 million, compared with $371 million in the same period in 2006. This increase primarily reflects the additional costs associated with the unit B6 planned outage, and the additional overtime to maintain the base work programs and winter storm coverage during the first quarter.
BPLP Outlook Considerations
The results from BPLP are influenced by a number of factors including operating performance, costs and realized price. The operating performance is affected by planned and unplanned outages. Total costs are relatively insensitive to changes in output, as about 95% of BPLP’s operating costs are fixed and most of the costs are incurred whether the plant is operating or not. As a result, unit costs are dependent on output and subject to large variability if output changes. Cameco reports BPLP costs net of recoveries. Realized prices are made up of a mixture of sales under contract at fixed prices and sales in the Ontario spot electricity market. The Ontario spot price is dependent on a number of factors such as the supply of and demand for electricity. Demand for electricity is very sensitive to Ontario weather patterns.
BPLP’s Outlook for Third Quarter 2007
In the third quarter of 2007, there are no planned outages. As a result, BPLP’s average unit costs are expected to be about $30 per MWh compared to $33 in the second quarter of 2007.
For the third quarter of 2007, we anticipate BPLP revenue to be about 15% higher than in the second quarter, as the result of an estimated 7% increase in generation and a 9% increase in estimated average realized price.
BPLP’s Outlook for 2007
In 2007, capacity factors for the B units are expected to average in the low 90% range similar to the 91% achieved in 2006. After investing significant capital on refurbishing the B units over the past few years, we anticipate continued reliable performance with the only planned outage being the one completed in April.
For 2007, the average unit cost is expected to rise to about $35 per MWh compared to $31 in 2006. Total costs are expected to rise by 11% in 2007 over 2006. The increase is due primarily to a rise in staff costs, the costs associated with the planned outage, operating and maintenance costs for heavy water treatment and fuel costs as well as lower incidental recoveries compared to 2006. In addition, higher amortization expenses are expected in 2007, reflecting the addition of the new administration building and other capital projects.
For 2007, we anticipate BPLP revenue to be 7% higher than in 2006 due to higher expected realized prices, which are made up of fixed contract prices and Ontario spot market electricity prices. This represents a decrease from our first quarter projection of an 18% increase for 2007 as a result of a reduction in our estimate for expected realized electricity prices in 2007. The spot prices are very sensitive to Ontario weather patterns. In 2006, the average realized price was $48 per MWh.

The third quarter and 2007 outlook for BPLP assumes that the B units will achieve their targeted capacity factor and that there will be no significant changes in current estimates for costs and prices.
Electricity Price Sensitivity Analysis
For the remainder of 2007, BPLP has about 4 TWh under contract, which would represent about 30% of Bruce B generation at its planned capacity factor. For the remainder of 2007, a $1.00 per MWh change in the spot price for electricity in Ontario would change Cameco’s after-tax earnings from BPLP by about $2 million.
GOLD
Cameco owns approximately 53% of Centerra, which is listed on the Toronto Stock Exchange under the symbol CG. Centerra owns and operates two gold mines: Kumtor, which is located in the Kyrgyz Republic and Boroo located in Mongolia.
Financial Highlights

	Three months ended		Six months ended
	June 30		June 30
	2007	2006	2007	2006
Revenue ($ millions)	117	121	213	229
Gross profit ($ millions)	40	45	64	80
Gross profit %	34	37	30	35
Realized price (US$/ounce)	667	632	657	587
Sales volume (ounces)	156,000	169,000	283,000	341,000
Gold production (ounces) [1]	153,000	165,000	286,000	319,000

[1]	Represents 100% of production from the Kumtor and Boroo mines.
Gold Results
Second Quarter
For the three months ended June 30, 2007, revenue from our gold business decreased by $4 million to $117 million compared to the second quarter of 2006. The decline in revenue was due to lower production, which offset the benefit of a higher realized gold price. Production at Kumtor continues to be impacted by the pitwall movement that occurred in July 2006. The realized price for gold rose to $667 (US) per ounce in the quarter compared to $632 (US) per ounce in the second quarter of 2006, due to higher spot prices.
Kumtor’s production was 83,000 ounces compared to 100,000 ounces in the second quarter of 2006. This decrease was due to reduced throughput and a lower mill head grade that averaged 2.6 grams per tonne (g/t) in the quarter compared to 2.9 g/t in the same period in 2006.

Production at Boroo was 70,000 ounces in the quarter compared to 65,000 ounces in the second quarter of 2006. The average head grade of ore fed to the mill was 3.8 g/t compared 4.1 g/t the same period last year.
Year to Date
For the six months ended June 30, 2007, revenue from our gold business decreased by $16 million to $213 million compared to 2006. The decline in revenue was due to lower production, which offset the benefit of a higher realized gold price. Production at Kumtor continues to be impacted by the pitwall movement that occurred in July 2006. The realized price for gold rose to $657 (US) per ounce in 2007 compared to $587 (US) per ounce in 2006, due to higher spot prices.
Kumtor’s production was 149,000 ounces compared to 189,000 ounces in the first six months of 2006. This decrease was due to reduced throughput and a lower mill head grade that averaged 2.4 g/t in the quarter compared to 2.6 g/t in 2006.
Production at Boroo was 137,000 ounces year to date compared to 130,000 ounces in the first six months of 2006. The average head grade of ore fed to the mill was 3.8 g/t compared to 4.0 g/t in the same period last year.
Gold Outlook for the Year 2007
Overall, 2007 production, on a 100% basis, is expected to total between 550,000 and 560,000 ounces of gold. At Kumtor, gold production for the full year 2007 is now expected to be approximately 300,000 ounces compared to Centerra’s previous projection of approximately 450,000 ounces. As discussed in the first quarter report, Centerra is extending the Kumtor pit to access high-grade ore. After preliminary analysis, Centerra’s independent geotechnical experts have recommended using flatter angles on the pitwall to provide greater stabilization. The lower slope angles require the removal of more waste than previously planned, delaying access to high-grade ore until the second quarter of 2008. At Boroo, on a 100% basis, we expect production in the range of 250,000 to 260,000 ounces of gold in 2007. In 2007, gold revenue is expected to be similar to revenue in 2006. This outlook for the gold business is based on the following key assumptions:
•	Centerra’s forecast production is achieved,

•	spot gold price of $650 (US) per ounce, and

•	a US/Canadian spot exchange rate of $1.05.
Gold Market Update
The average spot market gold price during the second quarter of 2007 was $668 (US) per ounce, an increase of 10% compared to $610 (US) per ounce in 2006.
Gold Price Sensitivity Analysis
For the remainder of 2007, a $25.00 (US) per ounce change in the gold spot price would change Cameco’s revenue by about $7 million (Cdn), cash flow by about $6 million (Cdn) and net earnings by about $3 million (Cdn).

Political Update
Kyrgyz Republic
The political situation in the Kyrgyz Republic continues to evolve and there continues to be a risk of political instability.
As previously disclosed, Cameco and Centerra have been in discussions with representatives of the Kyrgyz government over the past several months. These discussions are to address concerns of the government with respect to prior agreements, as well as to further stabilize the operational environment for the Kumtor project going forward.
During the first quarter of 2007 the parliament accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If enacted, there would be a substantial risk of harm to the value of Cameco’s investment in Centerra. We expect the draft bill to be the subject of extensive discussion and parliamentary procedure before being considered for further approval, if at all. The bill was on the parliamentary agenda for its May session, which began May 21, 2007, but was not brought forward for discussion. Currently this bill has no legislative effect and does not interfere with the Centerra’s operations in the country.
A new proposed resolution promoted by Deputy Arslanbek Maliev (author of the prior resolution) requesting the president to suspend all existing legislation related to the Kumtor restructuring was delayed and not put on the parliamentary agenda. There is risk that this resolution will be tabled if continuing discussions are not successful.
The Kumtor restructuring in 2004 was approved by government decrees and was supported by legal opinions from the Kyrgyz Ministry of Justice. In addition, the Kyrgyz government was represented by independent legal counsel and financial advisors for the Kumtor restructuring. The International Finance Corporation and the European Bank for Reconstruction and Development also participated in the restructuring transactions.
Cameco, Centerra and the Kyrgyz government held discussions in Bishkek from July 16 to 20, 2007. Cameco and the government working group have presented their views of the Kumtor project and their positions regarding material economic terms for settlement of all disputes. The government working group was chaired by the Minister of Finance and included members of the government and representatives of the parliament. The parties agreed to report the results of this round of discussions to their respective boards, prime minister and the president of the Republic and consider the proposals in greater detail.
If the issues between the Kyrgyz Republic and Cameco and Centerra are not resolved to their mutual satisfaction, the risks to Centerra and Cameco will increase significantly. We are uncertain if an agreement can be reached to resolve these issues. We expect that the parties will resume discussions in the near future.

An international arbitrator has been appointed in the dispute regarding the high altitude tax, land tax and draft legislation referred to above. Centerra and the government have agreed to postpone the first procedural hearing as discussions are ongoing.
Pursuant to an agreement dated December 7, 2006 between the Kyrgyz government, Kumtor Gold Company (KGC), Centerra and Kyrgyzaltyn relating to payments in connection with the 1998 Barskoon cyanide spill, KGC has advanced to the government a total of $3.7 million (US) with the final instalment of $0.7 million (US) due in 2007. This money has been distributed to members of the local communities by a committee created by the government to administer the distribution of compensation. One half of the loan ($2.2 million (US)) is repayable no later than 2010 and is secured by shares of Centerra owned by Kyrgyzaltyn and the other half of the loan ($2.2 million (US)) is forgivable in 2012 if there is no event of default pursuant to the investment agreement between KGC, Centerra and the Kyrgyz government.
Mongolia
Centerra continues to advance discussions regarding its Boroo stability agreement with the Mongolian government amid strong nationalistic sentiment in the country. No agreement has yet been reached. If discussions are not successful, the government may threaten to terminate the stability agreement. Centerra does not believe that there is any valid basis for such a termination.
The Minister of Finance has asserted that Boroo is subject to tax at a rate of 20% effective January 1, 2007, rather than March 1, 2007, on the basis that commercial production, and therefore the three-year tax exemption applicable to Boroo under the stability agreement, began January 1, 2004 rather than March 1, 2004. Centerra disputes the minister’s claim. The amount at issue is approximately $4 million (US) for the full year 2007, which Centerra has paid under protest and expensed. Centerra believes that this and other remaining matters will be resolved as part of continuing discussions on the Boroo stability agreement.
The Mongolian parliament continues to debate recent changes to mining legislation and the applicability of the windfall profit tax as well as state participation in various mining projects. The windfall tax applies at the rate of 68% on sales of gold above $500 (US) per ounce. Under the new minerals law, parliament may designate deposits as strategic and the state may take up to a 34% interest in those strategic deposits in respect of which exploration was funded privately or 50% interest in those strategic deposits in respect of which exploration was funded by the state. On February 6, 2007, parliament designated the Boroo deposit as strategic but resolved that the state would take no interest as the deposit would continue to be subject to the terms of the existing amended stability agreement. While the government has acknowledged that neither the windfall profit tax nor the strategic deposit provisions will apply to Boroo, it has not yet agreed to provide similar protection to Centerra’s Gatsuurt project and may yet determine Gatsuurt to be of strategic importance.
Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licences, CGM agreed to transfer the licence that covers the Central Zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. In early 2006 Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation. In December 2006, Gatsuurt LLC began proceedings in the Mongolian National Arbitration Court (“MNAC”) alleging non-compliance by CGM and seeking the return of the licence. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007 filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. In its first hearing on procedural matters, held on July 20, 2007, the MNAC decided to suspend its proceedings, pending a decision by the Mongolian District Court as to MNAC’s jurisdiction. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. CGM’s challenge to the jurisdiction of the MNAC may be unsuccessful, resulting in the MNAC taking jurisdiction over the dispute. Any decision of the MNAC may be final and binding on CGM. An appeal, if any, would likely be to the courts of Mongolia. Even if the jurisdiction of the MNAC is successfully challenged, Gatsuurt LLC may choose to continue pursue its claim through the courts of Mongolia.
While Centerra had been in discussions with the Mongolian Government in 2006 and during the first half of 2007 regarding an investment agreement for Gatsuurt, those discussions have been temporarily deferred pending a resolution on Centerra’s Boroo stability agreement with the government. Centerra has received written confirmation dated July 18, 2007, from the minister of finance that the government has no objection to concluding an investment agreement regarding the Gatsuurt project based on the current mineral laws of Mongolia, providing that all necessary documents required for the registration of Gatsuurt reserves have been received by the appropriate Mongolian agency and such registration has taken place. The Ministry of Finance has acknowledged receipt of documentation from Centerra related to the registration of reserves and Centerra expects the registration to be completed this fall. Centerra is prepared to quickly advance discussions with the government regarding an investment agreement for Gatsuurt following a resolution of outstanding issues concerning the Boroo stability agreement.
On March 13, 2007, Centerra suspended its development operations at Gatsuurt, other than those necessary to maintain the property in good standing and comply with permits, pending finalization of the terms of an investment agreement with the government and the claim by Gatsuurt LLC being resolved. As at June 30, 2007, Centerra has made an aggregate of $19 million (US) in expenditures on the exploration and development of Gatsuurt and the property has a recorded book value of $2.3 million (US). Upon a satisfactory investment agreement being reached and the claim by Gatsuurt LLC being resolved, Centerra expects to begin the first stage of development of Gatsuurt, budgeted at $20 million, to construct a 54-kilometre access road and mine facilities at Gatsuurt, procure required mobile mining equipment and expand the camp at Boroo to allow for processing of Gatsuurt ore. Centerra’s reported mineral reserves and resources for the Gatsuurt property are not materially affected by any of the legal, title, taxation or socio-political issues discussed above.

NUCLEAR INDUSTRY DEVELOPMENTS
World Reactor News
United States
On June 2, the Tennessee Valley Authority (TVA) connected the recently restarted Browns Ferry 1 to the power grid. According to the NRC, Browns Ferry 1 reached 100% capacity on June 8. Browns Ferry nuclear power plant restarted after a shutdown that lasted 22 years. This brings the number of operating reactors in the US to 104.
The US Nuclear Regulatory Agency’s (NRC) executive director for operations, Luis Reyes, stated that the NRC expects applications for 27 potential new reactors in the US. Nearly all of the applications would be for new reactors at existing nuclear power plants, but applications to build at two or three greenfield locations are also expected.
In May, the US government released its “Uranium Marketing Annual Report” for 2006. Key points include:
•	US utility inventories increased 21% to 78 million pounds U3O8 equivalent,

•	US utility purchases were approximately 1 million pounds higher than in 2005, totalling 67 million pounds at a weighted average price of $18.61 (US), a 30% increase in price from the previous year,

•	10% of purchases were under spot contracts and the remaining 90% were under term contracts, identical to the previous year, and

•	US utilities loaded 52 million pounds U3O8 equivalent of fresh fuel into reactors, down from 58 million pounds in 2005.
Europe
Construction has begun on a European Pressurized Reactor (EPR) at the Flamanville nuclear power plant site in France. Foundations have been laid, and the reactor, which will be the third unit at Flamanville, is expected to begin operation in 2012.
In June, the EURATOM Supply Agency (ESA) released its 2006 annual report. In 2006, EU utilities loaded 55 million pounds U3O8 equivalent of fresh fuel into reactors, similar to levels loaded in the previous year. EU utility purchases were 10 million pounds higher than in 2005, totalling 56 million pounds. Prices for multi-year and spot contracts increased, averaging $18.55 (US) and $25.95 (US) per pound U3O8 respectively. This is an increase from $16.06 (US) and $21.19 (US) in 2005. Looking forward, ESA reports annual uranium requirements will decline by about 2.7% over the next 10 years, presumably as a result of the planned phase-outs in Europe and lower tails assays. The ESA continues to recommend EU utilities to maintain reasonable inventories levels, a policy which is “vital for the long-term security of supply of the EU electro-nuclear industry.”
Russia
Construction began on two new VVER-1000 reactors with capacities of about 1,000 megawatts each at the Novovoronezh nuclear power plant in Russia. The two units are expected to begin operation in 2012 and 2013. The construction marks the start of an ambitious plan for a large increase in Russia’s nuclear capacity that calls for the completion of 26 new reactors by 2020. Within a few weeks, Russia plans to start construction of two more reactors at the Leningrad nuclear power plant.
Japan
In Japan, all seven units at Tokyo Electric Power Company’s (Tepco) Kashiwazaki Kariwa plant remain shut down due to the 6.8 magnitude earthquake on July 16, 2007. At the time of the earthquake, only three of the reactors were operating, with the other four shut for periodic inspections. All three reactors shut down safely, however several units did experience minor incidents as a result of the earthquake. The plants will remain offline while safety inspections are carried out to assess the impact of the earthquake. The Kashiwazaki Kariwa complex is the largest nuclear power plant in terms of reactor units, with a capacity of more than 8,000 megawatts.
Other
USEC began construction May 31 on its American Centrifuge uranium enrichment plant in Piketon, Ohio. The US NRC granted USEC a construction and operating licence for the plant in April and USEC expects commercial operation of the plant in late 2009, reaching 3.8 million SWU (separative work units) by 2012.
AREVA is preparing to build a $2 billion (US) centrifuge enrichment plant in the US. AREVA told the US NRC in a May 21, 2007 briefing that it plans to construct a 3 million SWU centrifuge enrichment plant that will begin production of 0.5 million SWU by 2013. The technology will be supplied by Enrichment Technology Corp, an Urenco-AREVA joint venture. The proposed plant would be the third new centrifuge plant in the US.
On May 21, 2007, AREVA announced plans to invest €610 million (~$850 million (US)) in Comurhex II, a project to build new conversion facilities at Malvési and Tricastin, France. Construction is scheduled to begin this summer, and the facilities are expected to become operational in 2012. Comurhex II will be able to convert 15,000 tU per year, with the option of expanding to 21,000 tU per year if needed to meet market demand.
Following the release of the World Energy Council’s (WEC) “Study of Energy and Climate Change,” in late June, Yvo de Boer, the executive secretary of the United Nations Framework Convention on Climate Change (UNFCCC), told a press conference that he “had never seen a credible scenario for reducing emissions that did not include nuclear energy.” The report notes, “all governments should give serious consideration to the potential of nuclear power for reducing greenhouse gas emissions.”
LIQUIDITY AND CAPITAL RESOURCES
During the quarter, Cameco cancelled two standby product loan facilities with one of its customers and cancelled $150 million (US) of associated letter of credit facilities.

Credit Ratings
The following table provides Cameco’s third party ratings for our commercial paper, senior debt and convertible debentures, as of June 30, 2007:

Security	DBRS	S&P
Commercial Paper	R-1 (low)	A-1 (low)*

Senior Unsecured Debentures	A (low)	BBB+

Convertible Debentures	BBB (high)	Not Rated

*	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
Please see Cameco’s 2006 Annual Information Form dated March 30, 2007, under the heading “Rating of Securities” at page 107 for further information regarding these third party ratings of the above noted Cameco securities.
Debt
In addition to cash from operations, debt is used to provide liquidity. Cameco has sufficient borrowing capacity to meet its current requirements with access to about $780 million in unsecured lines of credit.
Commercial lenders have provided a $500 million five-year unsecured revolving credit facility, available until November 30, 2011. Upon mutual agreement the facility can be extended for an additional year. In addition to direct borrowings under the facility, up to $100 million can be used for the issuance of letters of credit and, to the extent necessary, up to $400 million may be allocated to provide liquidity support for the company’s commercial paper program. The facility ranks equally with all of Cameco’s other senior debt. At June 30, 2007, there were no amounts outstanding under this credit facility.
Cameco may borrow directly from investors by issuing up to $400 million in commercial paper. At June 30, 2007, there were no amounts outstanding under the commercial paper program.
Various financial institutions have entered into agreements to provide Cameco up to approximately $280 million in short-term borrowing and letters of credit facilities. These arrangements are predominantly used to fulfill regulatory requirements to provide financial assurance for future decommissioning and reclamation of our operating sites. At June 30, 2007, outstanding letters of credit amounted to $207 million under these facilities. Cameco has established separate letter of credit facilities to support standby product loan facilities, as described below.
Product Loan Facilities
Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in July of 2006, allows Cameco to borrow up to 2.6 million pounds U3O8 equivalent (or 1.0 million kgU as UF6) over the period 2006 to 2008 with repayment in 2008 and 2009. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facilities, and interest is payable on the market value of any amounts drawn at the rate of 4.0% per annum. Any borrowings will be secured by letters of credit and are repayable in kind.
Revenue from future deliveries to this counterparty (up to the limit of the loan facility) will be deferred until the loan arrangement has been terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.
The market value of the facility is based on the quoted market price of the products and at June 30, 2007 was approximately $366 million (US). As at June 30, 2007, the company did not have any loan amounts outstanding under this facility.
Cameco has established $150 million (US) of letter of credit facilities maturing in 2010 to support this standby product loan facility. At June 30, 2007, there were no amounts outstanding under these letter of credit facilities.
Debentures
Cameco’s senior unsecured debentures consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and mature September 16, 2015.
Convertible Debentures
Cameco has $230 million outstanding in convertible debentures. The debentures bear interest at 5% per annum, mature on October 1, 2013, and at the holder’s option are convertible into common shares of Cameco. The debentures are redeemable by the company beginning October 1, 2008 at a redemption price of par plus accrued interest. Refer to note 7 in the “Notes to Consolidated Financial Statements” dated December 31, 2006.
BPLP
BPLP holds a long-term lease with OPG to operate the Bruce nuclear power facility. The term of the lease, which expires in 2018, is 18 years with an option to extend the lease for up to an additional 25 years.
BPLP has a $150 million revolving credit facility that is available until July 21, 2008 as well as an $83 million letter of credit facility. At June 30, 2007, BPLP had $20 million outstanding under the revolving credit facility and $30 million outstanding under the letter of credit facility.
Centerra
Centerra Gold Mongolia LLC, a subsidiary of Centerra, has a $10 million (US) demand credit facility that bears interest at LIBOR + 2.5%, is secured by the Gatsuurt mining licence, and is guaranteed by Centerra. At June 30, 2007, Centerra had $10 million (US) outstanding under this facility.
Debt Covenants
Cameco is bound by certain covenants in its general credit facilities. The financially related covenants place restrictions on total debt, including guarantees, and set minimum levels of net worth. As at June 30, 2007, Cameco met these financial covenants and does not expect its operating and investment activities in 2007 to be constrained by them.

Contractual Cash Obligations
There have been no material changes to Cameco’s contractual cash obligations since December 31, 2006, including payments due for the next five years and thereafter. For further information on these contractual obligations, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
Commercial Commitments
There have been no material changes to Cameco’s commercial commitments since December 31, 2006. For further information on these commercial commitments, refer to the MD&A in Cameco’s 2006 Annual Financial Review.
OUTSTANDING SHARE DATA
At June 30, 2007, there were 353.9 million common shares and one Class B share outstanding. In addition, there were 6.7 million stock options outstanding with exercise prices ranging from $3.13 to $46.88 per share. Cameco also has convertible debentures in the amount of $230 million outstanding. This issue may be converted into a total of 21.2 million common shares at a conversion price of $10.83 per share. The debentures are redeemable by Cameco beginning on October 1, 2008 at a redemption price of par plus accrued interest. At current share prices, we expect existing holders to convert to equity.
AMENDMENT TO EMPLOYEE STOCK OPTION PROGRAM
On July 27, 2007, the Board of Directors approved an amendment to the company’s stock option program that allows eligible option holders to elect cash settlement upon exercise of the option. Settling options in cash reduces the need to issue shares and permits Cameco to apply a portion of its future free cash flows to, in effect, repurchase shares that would otherwise have been issued, thereby mitigating the dilution of shareholders’ interests. In addition, payments made to employees under the cash settlement alternative are deductible for tax purposes.
With the introduction of the cash settlement feature, we are required to classify the stock options as liabilities rather than as equity. As a result, we will record a charge of approximately $103 million in the third quarter and a corresponding $39 million recovery of future income taxes. The foregoing values are based on a share price of $43.00, which was the closing price on the Toronto Stock Exchange on July 27, 2007. Going forward, the liability for the outstanding stock options subject to cash settlement will be remeasured using the company’s share price at the balance sheet date. As of July 27, 2007, there were 6.7 million stock options outstanding, of which 3.8 million were vested.
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
During the most recent interim period, there have been no changes in Cameco’s policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting.

QUALIFIED PERSONS
The disclosure of scientific and technical information regarding the following Cameco properties in this news release and MD&A were prepared by or under the supervision of the following qualified persons for the purpose of National Instrument 43-101:

	Qualified Persons	Properties
•	Cameron Chapman, technical superintendent, McArthur River, Cameco	McArthur River/Key Lake

•	Les Yesnik, general manager, Key Lake mill, Cameco

•	C. Scott Bishop, chief mine engineer, Cigar Lake project, Cameco	Cigar Lake

•	Ian Atkinson, vice-president, exploration, Centerra Gold	Kumtor
CAUTION REGARDING FORWARD-LOOKING INFORMATION
Statements contained in this MD & A, which are not historical facts, are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: the impact of the sales volume of fuel fabrication services, uranium, conversion services, electricity generated and gold; volatility and sensitivity to market prices for uranium, conversion services, electricity in Ontario and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in decommissioning, reclamation, reserve and tax estimates; litigation or arbitration proceedings; inability to enforce legal rights; defects in title; environmental and safety risks including increased regulatory burdens and long-term waste disposal; unexpected geological or hydrological conditions; adverse mining conditions; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies; demand for nuclear power; replacement of production; failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pitwall failure and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of the company’s and customers’ facilities; decrease in electrical production due to planned outages extending beyond their scheduled periods or unplanned outages; success of planned development projects; and other development and operating risks.
Although Cameco believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Investor & media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Bob Lillie	(306) 956-6639

Media inquiries:	Lyle Krahn	(306) 956-6316
INVESTOR INFORMATION

Common Shares	Inquiries	Transfer Agent
CCO	Cameco Corporation	CIBC Mellon Trust Company
Toronto Stock Exchange	2121 — 11th Street West	320 Bay Street, P.O. Box 1 Toronto, Ontario
CCJ	Saskatoon, Saskatchewan	M5H 4A6
New York Stock Exchange	S7M 1J3	Phone: 800-387-0825
Convertible Debentures	Phone: 306-956-6200	(North America)
CCO.DB	Fax: 306-956-6318	Phone: 416-643-5500
Toronto Stock Exchange	Web: cameco.com	(outside North America)

Cameco Corporation
Highlights
(Unaudited)

		(as adjusted -		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Six Months Ended
	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Financial (in millions)
Revenue	$725	$417	$1,135	$959
Earnings from operations	256	91	304	229
Net earnings	205	150	263	263
Adjusted net earnings (i)	205	77	263	190
Cash provided by operations	155	40	294	326
Working capital (end of period)			970	878
Net debt to capitalization			10%	8%

Per common share
Net earnings — Basic	$0.58	$0.43	$0.75	$0.75
— Diluted	0.55	0.40	0.71	0.71
— Diluted, adjusted (i)	0.55	0.21	0.71	0.52
Dividend	0.05	0.04	0.10	0.08

Weighted average number of paid common shares outstanding (in thousands)	353,691	351,132	353,050	350,536

Average uranium spot price for the period (US$/lb)	$125.83	$43.42	$105.42	$41.19

Sales volumes
Uranium (in thousands lbs U3O8)	11,232	5,563	17,507	17,554
Fuel services (tU)	3,773	4,294	6,163	7,626
Gold (troy ounces)	156,000	169,000	283,000	341,000
Electricity (TWh)	2.0	2.1	3.7	4.2
Note: Currency amounts are expressed in Canadian dollars unless stated otherwise.

	Cameco’s	Three Months Ended		Six Months Ended
Cameco Production	Share	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Uranium production (in thousands lbs U3O8)
McArthur River	69.8%	3,899	3,250	6,591	5,945
Rabbit Lake	100.0%	989	1,615	2,118	2,596
Crow Butte	100.0%	192	179	381	366
Smith Ranch Highland	100.0%	515	404	1,001	767

Total		5,595	5,448	10,091	9,674

Fuel services (tU)	100.0%	3,159	2,431	7,056	5,780

Gold (troy ounces)
Kumtor	100.0%	83,000	100,000	149,000	189,000
Boroo	100.0%	70,000	65,000	137,000	130,000

Total		153,000	165,000	286,000	319,000

(i)	Net earnings for the three and six month periods ended June 30, 2006 have been adjusted to exclude $73 million ($0.19 per share diluted) in net earnings related to the recovery of taxes due to tax legislation changes enacted by the provincial and federal governments. Adjusted net earnings is a non-GAAP measure. Cameco believes the exclusion of this item provides a more meaningful basis for period-to-period comparisons of the Company’s financial results.

Cameco Corporation
Consolidated Statements of Earnings
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Six Months Ended
	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Revenue from
Products and services	$725,421	$417,397	$1,134,758	$959,337

Expenses
Products and services sold	340,321	245,860	596,201	547,777
Depreciation, depletion and reclamation	75,880	44,005	122,526	94,573
Administration	39,541	33,216	77,330	71,795
Exploration	15,224	12,007	29,731	24,792
Cigar Lake remediation	7,286	—	18,659	—
Research and development	1,085	585	1,837	1,326
Interest and other [note 8]	(9,713)	(7,675)	(11,106)	(8,074)
Gain on sale of assets [note 9]	—	(1,727)	(4,893)	(1,961)

	469,624	326,271	830,285	730,228

Earnings from operations	255,797	91,126	304,473	229,109

Other expense [note 10]	(1,657)	(1,513)	(2,556)	(3,912)

Earnings before income taxes and minority interest	254,140	89,613	301,917	225,197

Income tax expense (recovery) [note 11]	38,843	(77,405)	23,340	(64,802)
Minority interest	10,420	16,595	15,196	27,367

Net earnings	$204,877	$150,423	$263,381	$262,632

Basic earnings per common share [note 12]	$0.58	$0.43	$0.75	$0.75

Diluted earnings per common share [note 12]	$0.55	$0.40	$0.71	$0.71

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Balance Sheets
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1(a))
	As At
	Jun 30/07	Dec 31/06

Assets
Current assets
Cash	$369,007	$334,089
Accounts receivable	328,011	402,847
Inventories	433,200	416,479
Supplies and prepaid expenses	228,634	191,831
Current portion of long-term receivables, investments and other [note 4]	112,508	9,178

	1,471,360	1,354,424

Property, plant and equipment	3,380,978	3,312,152
Long-term receivables, investments and other [note 4]	323,326	293,714
Goodwill	164,387	180,139

	3,868,691	3,786,005

Total assets	$5,340,051	$5,140,429

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$352,333	$392,679
Dividends payable	17,696	14,092
Current portion of long-term debt	8,342	7,900
Current portion of other liabilities [note 5]	33,052	40,737
Future income taxes	89,828	46,289

	501,251	501,697

Long-term debt	686,878	696,691
Provision for reclamation	227,910	228,496
Other liabilities [note 5]	225,410	232,641
Future income taxes	282,321	339,451

	1,923,770	1,998,976

Minority interest	379,969	400,071

Shareholders’ equity
Share capital	840,688	812,769
Contributed surplus	543,718	540,173
Retained earnings	1,661,564	1,428,206
Accumulated other comprehensive income [note 1]	(9,658)	(39,766)

	3,036,312	2,741,382

Total liabilities and shareholders’ equity	$5,340,051	$5,140,429

See accompanying notes to consolidated financial statements

Cameco Corporation
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(In Thousands)

		(as adjusted -
		note 1)
	Six Months Ended
	Jun 30/07	Jun 30/06

Share capital

Balance at beginning of period	$812,769	$779,035
Stock option plan	27,919	22,538
Debenture conversions	—	55

Balance at end of period	$840,688	$801,628

Contributed surplus

Balance at beginning of period	$540,173	$529,245
Stock-based compensation	9,400	12,119
Options exercised	(5,855)	(4,634)
Debenture conversions	—	(7)

Balance at end of period	$543,718	$536,723

Retained earnings

Balance at beginning of period	$1,428,206	$1,108,748
Transition adjustment — financial instruments [note 1]	5,343	—
Net earnings	263,381	262,632
Dividends on common shares	(35,366)	(28,083)

Balance at end of period	$1,661,564	$1,343,297

Accumulated other comprehensive income (loss)

Balance at beginning of period [note 1]	$(39,766)	$(53,397)
Transition adjustment — financial instruments [note 1]	38,839	—
Net change in foreign currency translation adjustments	(87,608)	(25,958)
Net change in gains on derivatives designated as cash flow hedges	78,877	—

Balance at end of period	$(9,658)	$(79,355)

Total retained earnings and accumulated other comprehensive income (loss)	$1,651,906	$1,263,942

Shareholders’ equity at end of period	$3,036,312	$2,602,293

Accumulated other comprehensive income (loss)

Balance at end of period consists of:
Unrealized foreign currency translation losses	$(127,374)	$(79,355)
Gains on derivatives designated as cash flow hedges	117,716	—

Balance at end of period	$(9,658)	$(79,355)

Cameco Corporation
Consolidated Statements of Comprehensive Income
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1)		note 1)
	Three Months Ended		Six Months Ended
	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Comprehensive income

Net earnings	$204,877	$150,423	$263,381	$262,632
Other comprehensive income (loss), net of taxes
Unrealized foreign currency translation losses	(78,176)	(30,427)	(87,608)	(25,958)

Net gains on derivatives designated as cash flow hedges	98,041	—	95,721	—
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(8,980)	—	(16,844)	—

Other comprehensive income (loss)	10,885	(30,427)	(8,731)	(25,958)

Total comprehensive income	$215,762	$119,996	$254,650	$236,674

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows
(Unaudited)
(In Thousands)

		(as adjusted -		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Six Months Ended
	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Operating activities
Net earnings	$204,877	$150,423	$263,381	$262,632
Items not requiring (providing) cash:
Depreciation, depletion and reclamation	75,880	44,005	122,526	94,573
Provision for future taxes [note 11]	(15,496)	(97,283)	(66,546)	(115,380)
Deferred revenue recognized	(21,030)	(20,034)	(23,748)	(25,802)
Unrealized gains on derivatives	(12,164)	(2,547)	(13,804)	(2,715)
Stock-based compensation [note 13]	2,355	2,758	9,400	12,119
Gain on sale of assets [note 9]	—	(1,727)	(4,893)	(1,961)
Equity in loss of associated companies [note 10]	2,193	1,513	3,092	3,912
Minority interest	10,420	16,595	15,196	27,367
Other operating items [note 14]	(91,699)	(53,770)	(10,506)	70,802

Cash provided by operations	155,336	39,933	294,098	325,547

Investing activities
Acquisition of net business assets, net of cash acquired	—	—	—	(83,856)
Additions to property, plant and equipment	(115,822)	(103,937)	(228,142)	(199,331)
Increase in long-term receivables, investments and other	(10,800)	(11,168)	(10,463)	(25,450)
Proceeds on sale of property, plant and equipment	—	1,384	4,892	1,575

Cash used in investing	(126,622)	(113,721)	(233,713)	(307,062)

Financing activities
Decrease in debt	(4,851)	(1,700)	(3,871)	(153,300)
Increase in debt	—	—	6,320	9,500
Short-term financing	10,949	—	10,949	—
Issue of shares	6,559	3,949	21,951	17,904
Dividends	(17,671)	(14,037)	(31,763)	(24,524)

Cash provided by (used in) financing	(5,014)	(11,788)	3,586	(150,420)

Increase (decrease) in cash during the period	23,700	(85,576)	63,971	(131,935)
Exchange rate changes on foreign currency cash balances	(26,922)	(10,930)	(29,053)	(10,561)
Cash at beginning of period	372,229	577,203	334,089	623,193

Cash at end of period	$369,007	$480,697	$369,007	$480,697

Supplemental cash flow disclosure
Interest paid	$11,274	$9,695	$23,854	$22,147
Income taxes paid	$31,973	$14,512	$108,302	$54,993

See accompanying notes to consolidated financial statements

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
1.	Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting principles and methods of application as the most recent annual consolidated financial statements except for the recent accounting standards adopted described in (a). Since the interim financial statements do not include all disclosures required by GAAP, they should be read in conjunction with Cameco’s annual consolidated financial statements included in the 2006 annual financial review. Certain comparative figures for the prior period have been reclassified to conform to the current period’s presentation.
(a)	Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income

On January 1, 2007, Cameco adopted the standards issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments, hedges and other comprehensive income, as described in note 3(a) of the consolidated financial statements for the year ended December 31, 2006. In accordance with the new standards, prior periods have not been restated except for the new accounting policies affecting the cumulative translation account (note 1(a)(iv)).

On January 1, 2007, Cameco recognized all of its financial assets and liabilities in the Consolidated Balance Sheets according to their classification. Any adjustment made to a previous carrying amount was recognized as an adjustment to the balance of retained earnings at that date or as the opening balance of accumulated other comprehensive income (“AOCI”), net of income taxes. Cameco has added two new statements to the consolidated financial statements entitled “Consolidated Statements of Shareholders’ Equity” and “Consolidated Statements of Comprehensive Income”.
(i)	Financial Assets and Financial Liabilities

All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheets, except for items classified in the following categories, which will be carried at amortized cost: loans and receivables, held-to-maturity securities and financial liabilities not held for trading. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will be recorded in the Consolidated Statements of Earnings. Unrealized gains and losses on financial assets that are available for sale will be reported in other comprehensive income (“OCI”) until realized, at which time they will be recorded in the Consolidated Statements of Earnings. On transition, there was no impact to Cameco as the accounting was either unchanged or the area was not applicable at January 1, 2007.

Other significant accounting implications arising upon the adoption of the financial instrument standards includes the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost. On transition, there was no impact to Cameco on the amortization of these fees although applicable issue costs, which were previously recognized as deferred charges, were reclassified to their related financial liabilities. As a result, on transition Cameco recorded a net decrease in long-term receivables, investments and other of $7,372,000 and a decrease in long-term debt of $7,372,000.

The fair market value of Cameco’s financial assets and liabilities approximates the carrying amount as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(ii)	Financial Instruments – Risk Management

The majority of revenues at Cameco are derived from the sale of uranium products, electricity through its investment in Bruce Power L.P. (“BPLP”), and gold through its investment in Centerra Gold Inc. (“Centerra”). Cameco’s uranium product financial results are closely related to the long and short-term market price of uranium sales and conversion services. Prices fluctuate and can be affected by demand for nuclear power, worldwide production and uranium levels, and political and economic conditions in uranium producing and consuming countries. BPLP’s revenue from electricity is affected by changes in electricity prices associated with an open spot market for electricity in Ontario. Centerra’s gold revenue is largely dependent on the market price of gold, which can be affected by political and economic factors, industry activity and the policies of central banks with respect to their level of gold held as reserves. Financial results for Cameco are also impacted by changes in foreign currency exchange rates and other operating risks. Finally, certain financial assets are subject to credit risks including cash and securities, accounts receivable, and commodity and currency instruments.

To mitigate risks associated with the fluctuations in the market price for uranium products, Cameco seeks to maintain a portfolio of uranium product sales contracts with a variety of delivery dates and pricing mechanisms that provide a degree of protection from price volatility. To mitigate risks associated with the fluctuations in the market price for electricity, BPLP enters into various energy and sales related contracts that qualify as cash flow hedges as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with foreign currency on its sale of uranium products, Cameco enters into forward sales contracts to establish a price for future delivery of the foreign currency. The majority of the contracts qualify as a cash flow hedge as disclosed in note 1(a)(iii) and note 3, derivatives.

To mitigate risks associated with certain financial assets, Cameco will hold positions with a variety of large creditworthy institutions. Sales of uranium products, with short payment terms, are made to customers that management believes are creditworthy.

(iii)	Hedge Accounting and Derivatives

The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash flows attributable to, the hedged item and the hedging item. Hedge accounting ensures that the offsetting gains, losses, revenues and expenses are recognized to net earnings in the same period or periods. When hedge accounting is appropriate, the hedging relationship will be designated as a fair value hedge, a cash flow hedge, or a foreign currency risk hedge related to a net investment in a self-sustaining foreign operation.

At the inception of a hedging relationship, Cameco formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. Cameco also formally assesses, both at the inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

For fair value hedges, changes in the fair value of the derivatives and corresponding changes in fair value of the hedged items attributed to the risk being hedged will be recognized in the consolidated statements of earnings. For cash flow hedges, the effective portion of the changes in the fair values of the derivative instruments will be recorded in OCI until the hedged items are recognized in the consolidated statements of earnings.

At January 1, 2007, Cameco did not have any fair value hedges or hedges of net investments in self-sustaining foreign operations. Upon adoption of the new standards, Cameco measured its cash flow hedges at fair value, which resulted in a decrease in other liabilities of $1,444,000 and an increase in AOCI of $1,444,000 pre-tax. Cameco also recognized an increase in long-term receivables, investments and other of $54,567,000 and an increase of $54,567,000 in AOCI pre-tax for BPLP’s various energy and sales related cash flow hedges.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
Derivatives may be embedded in other financial instruments (the “host instrument”). Prior to the adoption of the new standards, most embedded derivatives were not accounted for separately from the host instrument except in cases such as Cameco’s unsecured convertible debentures where the fair value of the option component was reflected separately in contributed surplus. Under the new standards, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value with subsequent changes recognized in gains or losses on derivatives within interest and other on the consolidated statement of earnings.

Upon adoption of the new standards, Cameco recognized embedded foreign currency derivatives on certain of its uranium products sales contracts. As a result, Cameco recorded a net increase in long-term receivables, investments and other of $8,348,000 and an increase of $8,348,000 in retained earnings pre-tax.

(iv)	Cumulative Translation Account

Prior to the adoption of the financial instrument standards at January 1, 2007, exchange gains and losses arising from the translation of the financial statements of a self-sustaining foreign operation were recorded in the cumulative translation account as a separate component of shareholders’ equity. Upon adoption of the new standards, the exchange gains and losses are to be recognized in a separate component of other comprehensive income with restatement of prior periods. The effect of the change in policy is to adjust the opening balance of AOCI by $53,397,000 and eliminate the cumulative translation account.
The following table summarizes the opening adjustments, gross and net of future income taxes, required to adopt the new standards:

	Retained Earnings		AOCI
(thousands)	Gross	Net	Gross	Net

Cash flow hedges	$—	$—	$56,011	$38,839
Recognition of embedded derivatives on sales contracts	8,348	5,343	—	—

Net	$8,348	$5,343	$56,011	$38,839

(b)	Stock-Based Compensation

In July 2006, the Emerging Issues Committee (“EIC”) issued abstract No. 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date. This EIC clarifies that the compensation cost attributable to options and awards, granted to employees who are eligible to retire or will become eligible to retire during the vesting period, should be recognized immediately if the employee is eligible to retire on the grant date or over the period between the grant date to the date the employee becomes eligible to retire. This EIC requires retroactive application to all stock-based compensation awards accounted for in accordance with the CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments. This differs from the current practice that recognizes the expense over the period from the grant date to the vesting date.

The effect of the change in policy on the statement of earnings for the quarter ended June 30, 2006 was a $1,753,000 increase in earnings ($0.01 per share) while the effect for the six months ended June 30, 2006 was a $3,487,000 reduction in earnings ($0.01 per share).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
2.	New Accounting Pronouncements
(a)	Inventories

In May 2007, the Accounting Standards Board issued Handbook Section 3031, Inventories, which supersedes Handbook Section 3030 and converges with the IASB’s recently amended standard IAS 2, Inventories.

The standard introduces significant changes to the measurement and disclosure of inventory. The measurement changes include; the elimination of LIFO, the requirement to measure inventories at the lower of cost and net realizable value, the allocation of overhead based on normal capacity, the use of the specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. Disclosures of inventories have also been enhanced. Inventory policies, carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed.

This new standard will apply to Cameco effective January 1, 2008. Cameco is assessing the impact this standard will have on its consolidated financial statements.
3.	Derivatives

The following table summarizes the fair value of derivatives and classification on the June 30, 2007 balance sheet:

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives – sales contracts	$11,698	$3,144	$14,842
Foreign currency contracts	(8,614)	—	(8,614)
Cash flow hedges:
Foreign currency contracts	92,958	—	92,958
Energy and sales contracts	—	56,883	56,883

Net	$96,042	$60,027	$156,069

Classification:
Current portion of long-term receivables, investments and other [note 4]	$75,734	$29,293	$105,027
Long-term receivables, investments and other [note 4]	36,385	31,105	67,490
Current portion of other liabilities [note 5]	(13,602)	(267)	(13,869)
Other liabilities [note 5]	(2,475)	(104)	(2,579)

Net	$96,042	$60,027	$156,069

The following tables summarize different components of the (gains) and losses on derivatives:
For the three months ended June 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives – sales contracts	$(3,371)	$—	$(3,371)
Foreign currency contracts	1,975	—	1,975
Energy and sales contracts	—	(2,372)	(2,372)
Cash flow hedges:
Energy and sales contracts	—	(2,401)	(2,401)
Ongoing hedge inefficiency	(5,545)	—	(5,545)

Net	$(6,941)	$(4,773)	$(11,714)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
     For the six months ended June 30, 2007

(thousands)	Cameco	BPLP	Total

Non-hedge derivatives:
Embedded derivatives – sales contracts	$(4,080)	$—	$(4,080)
Foreign currency contracts	5,255	—	5,255
Energy and sales contracts	—	(3,160)	(3,160)
Cash flow hedges:
Energy and sales contracts	—	(2,401)	(2,401)
Ongoing hedge inefficiency	(6,190)	—	(6,190)

Net	$(5,015)	$(5,561)	$(10,576)

Over the next twelve months, based on current exchange rates, Cameco expects an estimated $47,200,000 of pre-tax gains from the foreign currency cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time Cameco is hedging its exposure to the variability in future cash flows related to foreign currency on anticipated transactions is five years.

Over the next twelve months, based on current prices, Cameco expects an estimated $27,940,000 of pre-tax gains from BPLP’s various energy and sales related cash flow hedges to be reclassified through other comprehensive income to net earnings. The maximum length of time BPLP is hedging its exposure to the variability in future cash flows related to electricity prices on anticipated transactions is five years.

4.	Long-Term Receivables, Investments and Other

	As At
(thousands)	Jun 30/07	Dec 31/06

BPLP
Capital lease receivable from Bruce A L.P.	$97,422	$97,518
Derivatives [note 3]	60,398	—
Receivable from Ontario Power Generation	7,142	11,281
Accrued pension benefit asset	10,809	11,992
Kumtor Gold Company
Reclamation trust fund	6,520	6,999
Investments in associated companies
Investment in UNOR Inc. (market value $8,430)	8,201	8,893
Investment in UEX Corporation (market value $291,038)	16,745	19,151
Derivatives [note 3]	112,119	433
Deferred charges
Cost of sales	40,501	75,854
Debt issue costs [note 1]	—	7,372
Investment in Huron Wind L.P.	2,263	2,340
Advances receivable	60,316	46,094
Accrued pension benefit asset	7,011	7,889
Other	6,387	7,076

	435,834	302,892
Less current portion	(112,508)	(9,178)

Net	$323,326	$293,714

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
5.	Other Liabilities

	As At
(thousands)	Jun 30/07	Dec 31/06

Deferred sales	$95,268	$107,330
Derivatives [note 3]	16,077	10,127
Deferred currency hedges [note 1]	—	26,333
Accrued post-retirement benefit liability	13,277	12,166
Zircatec acquisition holdback	10,000	20,000
BPLP
Accrued post-retirement benefit liability	97,348	86,856
Derivatives [note 3]	371	—
Deferred revenue — electricity contracts	428	856
Other	25,693	9,710

	258,462	273,378
Less current portion	(33,052)	(40,737)

Net	$225,410	$232,641

6.	Long-Term Debt

The fair value of the outstanding convertible debentures based on the quoted market price of the debentures at June 30, 2007 was approximately $1,147,130,000.

Cameco has arranged for a standby product loan facility with one of its customers. The arrangement, which was finalized in 2006, allows Cameco to borrow up to 2,600,000 pounds U3O8 equivalent over the period 2006 to 2008 with repayment in 2008 and 2009. Of this material, up to 1,000,000 kilograms of uranium can be borrowed in the form of UF6. Any borrowings will be secured by letters of credit and are payable in kind. Under the loan facility, standby fees of 2.25% are payable based on the market value of the facility, and interest is payable on the market value of any amounts drawn at a rate of 4.0%. Any borrowings will be secured by letters of credit and are payable in kind.

Revenue from future deliveries to this counterparty (up to the limit of the loan facility) will be deferred until the loan arrangement has been terminated, or if drawn upon, when the loan is repaid and that portion of the facility is terminated.

The market value of the available facility is based on the quoted market price of the products at June 30, 2007 and was approximately $365,700,000 (US). As at June 30, 2007, the company did not have any loan amount outstanding under the facility.

Previously, Cameco had two other product loan arrangements with another one of its customers. These arrangements had allowed Cameco to borrow up to 2,960,000 pounds U3O8 equivalent. Of this material, up to 400,000 kilograms of uranium could be borrowed in the form of UF6. During the quarter, Cameco terminated these two arrangements. Cameco recognized in its earnings $41,645,000 of the revenues, and the related costs, that had been deferred in 2006 and cancelled $150,000,000 (US) of related letter of credit facilities.

7.	Share Capital
(a)	At June 30, 2007, there were 353,912,408 common shares outstanding.

(b)	Options in respect of 6,705,314 shares are outstanding under the stock option plan and are exercisable up to 2017. Upon exercise of certain existing options, additional options in respect of 24,300 shares would be granted. For the quarter ended June 30, 2007, 482,492 options were exercised (2006 – 387,570). For the six months ended June 30, 2007, 1,619,776 options were exercised (2006 – 1,731,814).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
8.	Interest and Other

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Interest on long-term debt	$10,720	$10,741	$21,182	$23,176
Other interest and financing charges	2,895	379	5,728	835
Interest income	(8,099)	(7,527)	(16,592)	(13,509)
Foreign exchange losses (gains)	4,095	(353)	4,333	(170)
Gains on derivatives	(11,714)	(3,108)	(10,576)	(2,715)
Capitalized interest	(7,610)	(7,807)	(15,181)	(15,691)

Net	$(9,713)	$(7,675)	$(11,106)	$(8,074)

9.	Gain on Sale of Assets

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Sale of geological data	$—	$—	$(4,391)	$—
Other	—	(1,727)	(502)	(1,961)

Net	$—	$(1,727)	$(4,893)	$(1,961)

10.	Other Expense

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Equity in loss of associated companies	$(2,193)	$(1,513)	$(3,092)	$(3,912)
Other	536	—	536	—

Net	$(1,657)	$(1,513)	$(2,556)	$(3,912)

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
11.	Income Tax Expense (Recovery)

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Earnings (loss) before income taxes and minority interest
Canada	$53,549	$13,366	$(60,779)	$3,828
Foreign	200,591	76,247	362,696	221,369

	$254,140	$89,613	$301,917	$225,197

Current income taxes
Canada	$32,593	$15,910	$50,705	$37,702
Foreign	21,746	3,968	39,181	12,876

	$54,339	$19,878	$89,886	$50,578

Future income taxes
Canada	$(10,417)	$(96,008)	$(59,045)	$(113,898)
Foreign	(5,079)	(1,275)	(7,501)	(1,482)

	$(15,496)	$(97,283)	$(66,546)	$(115,380)

Income tax expense (recovery)	$38,843	$(77,405)	$23,340	$(64,802)

In March, the federal government introduced amendments to the Canadian Income Tax Act that provide for a 0.5% reduction in the general corporate income tax rate. The federal tax rate will decline in 2011 from 19% to 18.5%. This legislation was substantively enacted in June.
Under Canadian accounting rules, the cumulative effect of a change in income tax legislation on future income tax assets and liabilities is included in a company’s financial statements in the period of substantive enactment. Accordingly, Cameco reduced its balance sheet provision for future income taxes and recognized a non-cash income tax adjustment of $3,000,000 ($0.01 per share diluted) in the second quarter of 2007.
Other comprehensive income included on the consolidated statement of shareholders’ equity and the consolidated statement of comprehensive income is presented net of income taxes. The following income tax amounts are included in each component of other comprehensive income:

	Three Months Ended	Six Months Ended
(thousands)	Jun 30/07	Jun 30/07

Net gains on derivatives designated as cash flow hedges	$ 46,655	$ 45,562
Net gains on derivatives designated as cash flow hedges transferred to net earnings	(4,057)	(7,604)

Total income tax expense included in OCI	$ 42,598	$ 37,958

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
12.	Per Share Amounts

		(as adjusted -		(as adjusted -
		note 1(b))		note 1(b))
	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Basic earnings per share computation
Net earnings	$204,877	$150,423	$263,381	$262,632
Weighted average common shares outstanding	353,691	351,132	353,050	350,536

Basic earnings per common share	$0.58	$0.43	$0.75	$0.75

Diluted earnings per share computation
Net earnings	$204,877	$150,423	$263,381	$262,632
Dilutive effect of:
Convertible debentures	2,399	2,241	4,797	4,483

Net earnings, assuming dilution	$207,276	$152,664	$268,178	$267,115

Weighted average common shares outstanding	353,691	351,132	353,050	350,536
Dilutive effect of:
Convertible debentures	21,209	21,209	21,209	21,209
Stock options	3,694	4,642	3,697	4,769

Weighted average common shares outstanding, assuming dilution	378,594	376,983	377,956	376,514

Diluted earnings per common share	$0.55	$0.40	$0.71	$0.71

13.	Stock-Based Compensation

Stock Option Plan

Cameco has established a stock option plan under which options to purchase common shares may be granted to officers and other employees of Cameco. The options vest over three years and expire eight years from the date granted. Options granted prior to 1999 expire 10 years from the date of the grant of the option.

The aggregate number of common shares that may be issued pursuant to the Cameco stock option plan shall not exceed 43,017,198, of which 23,949,489 shares have been issued.

Cameco records compensation expense with an offsetting credit to contributed surplus to reflect the estimated fair value of stock options granted to employees. For the quarter ended June 30, 2007, the amount recorded was $2,355,000 (2006 — $2,758,000). For the six months ended June 30, 2007, the amount recorded was $9,400,000 (2006 — $12,119,000).

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
The fair value of the options issued was determined using the Black-Scholes option-pricing model with the following assumptions:

	Six Months Ended
(thousands)	Jun 30/07	Jun 30/06

Number of options granted	973,475	1,519,830
Average strike price	$46.82	$41.03
Expected dividend	$0.20	$0.16
Expected volatility	36%	35%
Risk-free interest rate	4.0%	4.0%
Expected life of option	3.5 years	4 years
Expected forfeitures	15%	15%
Weighted average grant date fair values	$14.30	$13.19

Amendment to Stock Option Plan

On July 27, 2007, Cameco’s board of directors approved an amendment to the company’s stock option program introducing a cash settlement feature for the exercise of employee stock options.

Due to the introduction of the cash settlement feature, we will be required to classify the stock options as liabilities rather than as equity. As a result, we will record an expense of approximately $103,000,000 in the third quarter based upon a $43.00 closing price of the common shares on the Toronto Stock Exchange on July 27, 2007. A corresponding recovery of future income taxes of approximately $39,000,000 will also be recorded in the third quarter of 2007. At future reporting dates, the liability for the outstanding stock options subject to cash settlement will be remeasured using the company’s share price at the balance sheet date.

As at July 27, 2007, Cameco had approximately 6,700,000 options outstanding, of which approximately 3,800,000 were vested.

14.	Statements of Cash Flows

Other Operating Items

	Three Months Ended		Six Months Ended
(thousands)	Jun 30/07	Jun 30/06	Jun 30/07	Jun 30/06

Inventories	$6,066	$(46,858)	$(45,507)	$(20,318)
Accounts receivable	(124,089)	4,512	99,435	98,563
Accounts payable and accrued liabilities	34,501	5,340	(50,787)	(9,515)
Other	(8,177)	(16,764)	(13,647)	2,072

Total	$(91,699)	$(53,770)	$(10,506)	$70,802

15.	Commitments and Contingencies

The following represent the material legal claims against the company and its subsidiaries.
(a)	On February 12, 2004, Cameco, Cameco Bruce Holdings II Inc., BPC Generation Infrastructure Trust and TransCanada Pipelines Limited (collectively, the “Consortium”) sent a letter to British Energy Limited and British Energy International Holdings Limited (collectively, “BE”) requesting, amongst other things, indemnification for breach of a representation and warranty contained in the February 14, 2003 Amended and Restated Master Purchase Agreement. The alleged breach is that the Unit 8 steam generators were not “in good condition, repair and proper working order, having regard to their use and age.” This defect was discovered during a planned outage conducted just after closing. As a result of this defect, the planned outage had to be significantly extended. The Consortium has claimed damages in the amount of $64,558,200 being 79.8% of the $80,900,000 of damages actually incurred, plus an unspecified amount to take into account the reduced operating life of the steam generators. A decision to proceed with arbitration has been made but formal commencement of proceedings has not taken place because counsel for the Consortium and BE have yet to agree on the composition of the arbitration panel.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
In anticipation of this claim, BE issued on February 10, 2006 and then served on Ontario Power Generation Inc. and Bruce Power LP a Statement of Claim. This Statement of Claim seeks damages for any amounts that BE is found liable to pay to the Consortium in connection with the Unit 8 steam generator arbitration described above, damages in the amount of $500,000,000, costs and pre and post judgment interest amongst other things. A decision to proceed with arbitration and an agreement with BE’s counsel to approach a sole arbitrator has been made. It is anticipated that a meeting with the potential arbitrator will take place in the next few weeks and, assuming that he is prepared to act as arbitrator, that a schedule for the arbitration will then be set.

Management is of the opinion, after review of the facts with counsel, that this action against Bruce Power LP will not have a material financial impact on Cameco’s financial position, results of operations and liquidity.

(b)	During the first quarter of 2007, the Parliament of the Kyrgyz Republic accepted in the first reading and returned to committee for further deliberation draft legislation that, among other things, challenges the legal validity of Kumtor Gold Company (“Kumtor”) agreements with the Kyrgyz Republic, proposes recovery of additional taxes on amounts relating to past activities, and provides for the transfer of gold deposits (including Kumtor) to a state-owned entity. If the law is enacted, there would be a substantial risk of harm to Centerra’s rights and therefore the value of Cameco’s investment in Centerra. Cameco expects the draft bill to be the subject of extensive discussion and parliamentary procedure before being considered for further approval, if at all. The bill was on the parliamentary agenda for its May session, which began May 21, 2007, but was not brought forward for discussion. Currently this action has no legislative effect and does not interfere with Centerra’s operations in the country.

Cameco, Centerra and the Kyrgyz government held discussions in Bishkek from July 16 to 20, 2007. Cameco and the Kyrgyz government working group have presented their views of the Kumtor project and their positions regarding material economic terms for settlement of all disputes. The parties agreed to report the results of this round of discussions to their respective Boards, Prime Minister and the President of the Republic and to consider the proposals in greater detail. If the issues between the Kyrgyz Republic, Cameco and Centerra are not resolved to their mutual satisfaction, the risks to Centerra and Cameco will increase. We are uncertain if an agreement can be reached to resolve these issues. We expect that the parties will resume discussions in the near future.

(c)	Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an unrelated Mongolian company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the principal license covering the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC informed Centerra that it does not believe that CGM complied with its obligation and began proceedings in the Mongolian National Arbitration Court (“MNAC”) alleging non-compliance by CGM and seeking the return of the principal license for the Gatsuurt property. CGM believes that the Gatsuurt LLC claim is without merit and on July 10, 2007 filed a petition with Mongolia’s District Court contesting the jurisdiction of the MNAC. On July 25, 2007, the Mongolian District Court returned CGM’s petition, without a decision on the jurisdictional issue, to permit CGM to supplement its submissions. MNAC has suspended its proceedings, pending a decision by the Mongolian District Court as to MNAC’s jurisdiction. CGM’s challenge to the jurisdiction of the MNAC may be unsuccessful, resulting in the MNAC taking jurisdiction over the dispute. Any decision of the MNAC may be final and binding on CGM. An appeal, if any, would likely be to the courts of Mongolia. Even if the jurisdiction of the MNAC is successfully challenged, Gatsuurt LLC may choose to continue to pursue its claim through the courts of Mongolia.

(d)	Centerra continues to advance negotiations regarding its Boroo Gold Company LLC (“Boroo”) stability agreement with the Mongolian government amid strong nationalistic sentiment in the country. No agreement has been reached. If the negotiations are not successful, the government may threaten to terminate the stability agreement. Centerra does not believe there is any valid basis for such termination.

The Mongolian Minister of Finance has asserted that Boroo is subject to tax at the rate of 20% effective January 1, 2007, rather than March 1, 2007, on the basis that commercial production, and therefore the three-year tax exemption applicable to Boroo under its stability agreement, began on January 1, 2004 rather than March 1, 2004. Centerra disputes the Minister’s claim. Centerra believes that this and other remaining matters will be resolved as part of continuing negotiations on the Boroo stability agreement.

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
(e)	Cameco, as a partner in BPLP, has provided the following financial assurances, with varying terms to 2018:
(i)	Licensing assurances to Canadian Nuclear Safety Commission of up to $133,300,000. At June 30, 2007, Cameco’s actual exposure under these assurances was $23,700,000.

(ii)	Guarantees to customers under power sale agreements of up to $47,000,000. Cameco did not have any actual exposure under these guarantees at June 30, 2007.

(iii)	Termination payments to Ontario Power Generation Inc. pursuant to the lease agreement of $58,300,000.
16.	Segmented Information

For the three months ended June 30, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$457,861	$64,268	$97,668	$117,298	$(11,674)	$725,421

Expenses
Products and services sold	179,568	53,126	56,899	62,539	(11,811)	340,321
Depreciation, depletion and reclamation	44,536	5,414	11,393	14,537	—	75,880
Exploration	10,454	—	—	4,770	—	15,224
Cigar Lake remediation	7,286	—	—	—	—	7,286
Research and development	—	1,085	—	—	—	1,085
Other expense	2,178	—	—	—	—	2,178
Non-segmented expenses						29,307

Earnings before income taxes and minority interest	213,839	4,643	29,376	35,452	137	254,140
Income tax expense [note 11]						38,843
Minority interest						10,420

Net earnings						$204,877

For the three months ended June 30, 2006 (as adjusted – note 1(b))

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$140,988	$57,393	$104,254	$121,450	$(6,688)	$417,397

Expenses
Products and services sold	87,721	46,320	51,053	65,263	(4,497)	245,860
Depreciation, depletion and reclamation	17,622	4,702	11,084	11,472	(875)	44,005
Exploration	6,393	—	—	5,614	—	12,007
Research and development	—	585	—	—	—	585
Other expense	1,499	—	—	—	—	1,499
Gain on sale of assets	(627)	—	—	(1,342)	—	(1,969)
Non-segmented expenses						25,797

Earnings before income taxes and minority interest	28,380	5,786	42,117	40,443	(1,316)	89,613
Income tax recovery [note 11]						(77,405)
Minority interest						16,595

Net earnings						$150,423

Cameco Corporation
Notes to Consolidated Financial Statements
(Unaudited)
     For the six months ended June 30, 2007

		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$641,013	$108,218	$189,364	$213,411	$(17,248)	$1,134,758

Expenses
Products and services sold	282,608	85,190	123,215	122,706	(17,518)	596,201
Depreciation, depletion and reclamation	64,991	8,299	22,455	26,781	—	122,526
Exploration	18,747	—	—	10,984	—	29,731
Cigar Lake remediation	18,659	—	—	—	—	18,659
Research and development	—	1,837	—	—	—	1,837
Other expense	3,106	—	—	—	—	3,106
Gain on sale of assets	(4,893)	—	—	—	—	(4,893)
Non-segmented expenses						65,674

Earnings before income taxes and minority interest	257,795	12,892	43,694	52,940	270	301,917
Income tax expense [note 11]						23,340
Minority interest						15,196

Net earnings						$263,381

For the six months ended June 30, 2006 (as adjusted – note 1(b))
		Fuel			Inter-
	Uranium	Services	Electricity	Gold	Segment	Total

Revenue	$425,498	$101,395	$213,722	$228,811	$(10,089)	$959,337

Expenses
Products and services sold	247,302	78,587	101,074	127,613	(6,799)	547,777
Depreciation, depletion and reclamation	45,649	7,308	21,919	20,894	(1,197)	94,573
Exploration	12,275	—	—	12,517	—	24,792
Research and development	—	1,326	—	—	—	1,326
Other expense	3,894	—	—	—	—	3,894
Gain on sale of assets	(645)	—	—	(1,316)	—	(1,961)
Non-segmented expenses						63,739

Earnings before income taxes and minority interest	117,023	14,174	90,729	69,103	(2,093)	225,197
Income tax recovery [note 11]						(64,802)
Minority interest						27,367

Net earnings						$262,632

17.	Subsequent Event

On July 13, 2007, Cameco discovered uranium and evidence of other production-associated chemicals in the soil beneath its Port Hope uranium hexafluoride (UF6) conversion plant. As a result, full production of UF6 will likely be suspended for a minimum of two months until Cameco has determined the source of the chemicals and developed appropriate plans. Preliminary estimates indicate that the remediation of the contaminated area will cost approximately $3,000,000 and Cameco has accrued that amount as an operating expense in the second quarter of 2007. The assessment of the extent of the contamination is ongoing and the cost estimate is subject to change. The provision for the remediation expense will be revised as better information becomes available.
18.	Comparative Figures

Certain prior year balances have been reclassified to conform to the current financial statement presentation.